UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Launches Consent Solicitation for Its Bonds

We, LDK Solar Co., Ltd., have launched a consent solicitation to obtain the consent of holders of at least a majority in aggregate principal amount of our outstanding 10% Senior Notes due 2014 to the proposed amendments, each as specifically described in our consent solicitation statement attached hereto. We believe that our proposed amendments will give us more flexibility to pursue actions in our liquidity and capital restructuring plan and enhance our ability to take necessary actions to improve our liquidity and increase our cash flow under current challenging market conditions.

Exhibit

Attached hereto as Exhibit 99.3 is the Consent Solicitation Statement we issued on December 14, 2012.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: December 14, 2012

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Exhibit 99.3

Consent Solicitation Statement dated December 14, 2012

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IMPORTANT NOTICE

IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the attached Consent Solicitation Statement and you are therefore advised to read this disclaimer page carefully before reading, accessing or making any use of the attached document. In reading the attached Consent Solicitation Statement, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from us.

Confirmation of your representation: You have been sent the attached Consent Solicitation Statement on the basis that (i) you are a holder of or are a custodian or intermediary acting on behalf of a beneficial owner of the 10.00% Senior Notes due 2014 (the “2014 Notes”) issued by LDK Solar Co., Ltd. (the “Company”) and (ii) you consent to delivery by electronic transmission to you.

The attached Consent Solicitation Statement has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of transmission. You are responsible for protecting against viruses and other destructive items. Your receipt of this electronic transmission is at your own risk and it is your responsibility to take precautions to ensure that it is free from viruses and other items of a destructive nature. As a consequence of the above, none of the Company or Citigroup Global Markets Limited (the “Solicitation Agent”) or any person who controls them or any director, officer, employee or agent of them or any affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Consent Solicitation Statement distributed to you in electronic format and the hard copy version available to you on request from D.F. King Worldwide (the “Information and Tabulation Agent”).

You are reminded that the attached Consent Solicitation Statement has been delivered to you on the basis that you are a person into whose possession this Consent Solicitation Statement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are resident and/or located and you may not nor are you authorized to deliver this document to any other person, except that you should deliver this document to any purchaser or transferee to whom you have sold or otherwise transferred all or some of your holdings of the 2014 Notes, or any stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee, provided that this Consent Solicitation Statement may be lawfully delivered to such person in accordance with the laws of the jurisdiction where such person is located.

The distribution of the Consent Solicitation Statement may be restricted by law in certain jurisdictions. Persons into whose possession this Consent Solicitation Statement comes are required by the Company and the Solicitation Agent to inform themselves about, and to observe, any such restrictions. None of the Solicitation Agent, the Information and Tabulation Agent nor the Trustee will incur any liability for their own failure or the failure of any other person or persons to comply with the provisions of any such restrictions.

Consent Solicitation Statement

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This Consent Solicitation Statement does not constitute an offer to buy or the solicitation of an offer to sell any securities, including the 2014 Notes described below. Furthermore, no person has been authorized to give any information with respect to the Consent Solicitation Statement, or to make any representation in connection therewith, other than those contained therein. If made or given, such recommendation or any such information or representation must not be relied on as having been authorized by the Company or the Solicitation Agent.

LDK SOLAR CO., LTD.

Solicitation of Consents to Approve Amendments to the Indenture Governing the

10.00% Senior Notes due 2014

(ISIN No. XS0592597099, Common Code No. 059259709)

THIS CONSENT SOLICITATION WILL COMMENCE ON DECEMBER 14, 2012 AND WILL EXPIRE AT 5:00 P.M., LONDON TIME, ON DECEMBER 21, 2012, UNLESS EXTENDED (SUCH DATE AND TIME, AS MAY BE EXTENDED, THE “EXPIRATION DATE”). We reserve the right to extend, amend or terminate this Consent Solicitation at any time before the earlier of the Effective Time (as defined below) and the Expiration Date.

LDK Solar Co., Ltd. (the “Company,” “we,” “us” or “our”), on the terms and subject to the conditions set forth in this consent solicitation statement (the “Consent Solicitation Statement”), is hereby soliciting (the “Consent Solicitation”) consents (the “Consents”) from registered holders (the “Holders”) as of 5:00 p.m., London time on December 14, 2012 (the “Record Date”) of its 10.00% Senior Notes due 2014 (the “2014 Notes”) to proposed amendments (the “Proposed Amendments”) to the indenture, dated as of February 28, 2011 (as supplemented or amended to the date hereof, the “Indenture”), by and among us, the Subsidiary Guarantors (as defined therein), The Bank of New York Mellon, London Branch, as trustee (the “Trustee”) and paying and transfer agent, and The Bank of New York Mellon (Luxembourg) S.A., as registrar. Terms used in this Consent Solicitation Statement that are not otherwise defined herein have the meanings set forth in the Indenture. The Proposed Amendments together constitute a single proposal and a consenting Holder must consent to the Proposed Amendments as an entirety and may not consent selectively with respect to certain of the Proposed Amendments. See “The Proposed Amendments” for more information.

The purpose of this Consent Solicitation is to obtain the consent of the Holders of at least a majority in aggregate principal amount of the outstanding 2014 Notes to the Proposed Amendments that will give us more flexibility to pursue certain actions in our liquidity and capital restructuring plan and enhance our ability to take necessary actions to improve our liquidity and increase our cash flow under current challenging market conditions. See “The Proposed Amendments” for more information.

Subject to the terms and conditions of this Consent Solicitation, we will make a cash payment (the “Consent Fee”) of RMB10 to each Holder for each RMB10,000 in principal amount of 2014 Notes in respect of which such Holder has validly delivered (and not validly revoked) a Consent prior to the Expiration Date. The Consent Fee of RMB10 per RMB10,000 in principal amount of 2014 Notes will be payable in U.S. dollars applying an exchange rate of RMB6.25 to US$1.00, resulting in a Consent Fee of US$1.60 per RMB10,000 in principal amount of 2014 Notes. It is expected that any Consent Fee due will be paid as soon as practicable after the Expiration Date and the conditions described under “The Consent Solicitation—Conditions to this Consent Solicitation” are met (the “Payment Date”). No interest will accrue or be payable on any Consent Fee. We will not be obligated to pay any Consent Fee if the conditions described under “The Consent Solicitation—Conditions to this Consent Solicitation” are not met (or waived by us).

Our obligation to accept Consents and pay the Consent Fee is conditioned on, among other things, there being validly delivered (and not validly revoked) Consents from the Holders of not less than a majority in aggregate principal amount of the outstanding 2014 Notes (the “Requisite Consents”) pursuant to the terms and conditions of this Consent Solicitation.

As soon as practicable following the receipt of the Requisite Consents, and in compliance with the conditions contained in the Indenture, we will execute and deliver to the Trustee a supplemental indenture (the “Supplemental Indenture”) giving effect to the Proposed Amendments (such time, the “Effective Time”), whether before, concurrent with or after the Expiration Date. We will make a public announcement of the Effective Time at or prior to 9:00 a.m., London time, on the next business day after such Effective Time.

All Holders of 2014 Notes of record on the Record Date are eligible to consent to the Proposed Amendments. Any Holder wishing to participate in this Consent Solicitation must submit, or arrange to have submitted on its behalf, prior to 5:00 p.m., London time on the Expiration Date and before the deadlines set by Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) (unless this Consent Solicitation is terminated earlier), a valid electronic consent instruction to Euroclear or Clearstream, Luxembourg, as the case may be (an “Electronic Consent Instruction”). Only direct participants in Euroclear or Clearstream, Luxembourg may submit Electronic Consent Instructions through Euroclear and Clearstream, Luxembourg. If you are not a direct participant in Euroclear or Clearstream, Luxembourg, you must arrange for the direct participant through which you hold the 2014 Notes to submit an Electronic Consent Instruction on your behalf to the relevant clearing system prior to the deadline specified by the relevant clearing system.

Please handle this matter through your broker, dealer, commercial bank, trust company or other nominee. Beneficial owners of 2014 Notes should contact the broker, dealer, commercial bank, trust company or other nominee through which they hold their 2014 Notes to see whether such nominee applies different deadlines to participate in this Consent Solicitation than those set out in this Consent Solicitation Statement, and, if so, should follow those deadlines. For more information regarding the procedures for delivering your Consent, see “The Consent Solicitation—Procedures for Consenting” in this Consent Solicitation Statement.

Holders may revoke Consents until the earlier of the Effective Time and the Expiration Date. Any notice of revocation received after the earlier of such Effective Time and Expiration Date will not be effective. If we receive the Requisite Consents, from and after the Effective Time, each present and future holder of 2014 Notes will be bound by the terms of the Indenture as amended by the Supplemental Indenture, whether or not such holder delivered a Consent.

The Solicitation Agent for this Consent Solicitation is:

Citigroup

December 14, 2012

TABLE OF CONTENTS

IMPORTANT INFORMATION	i

AVAILABLE INFORMATION	iii

DOCUMENTS INCORPORATED BY REFERENCE	iii

FORWARD LOOKING STATEMENTS	iv

SUMMARY OF THE CONSENT SOLICITATION	1

QUESTIONS & ANSWERS	4

CORPORATE STRUCTURE	7

THE COMPANY	8

PURPOSE AND EFFECT OF THE CONSENT SOLICITATION	14

RISKS TO NON-CONSENTING HOLDERS; SPECIAL CONSIDERATIONS	14

THE PROPOSED AMENDMENTS	20

THE CONSENT SOLICITATION	31

EXHIBIT A FORM OF THE SUPPLEMENTAL INDENTURE	A-1

IMPORTANT INFORMATION

This Consent Solicitation Statement contains important information that should be read before any decision is made with respect to this Consent Solicitation.

Only Holders who consent by properly delivering valid Consents on or prior to the Expiration Date and who do not validly revoke such Consents pursuant to the terms and conditions of this Consent Solicitation will be entitled to receive the Consent Fee if the Proposed Amendments become effective. No other Holders will be entitled to receive any Consent Fee, but, in the event the Proposed Amendments become effective, all Holders will be bound by the terms of the Indenture as amended by the Supplemental Indenture giving effect to the Proposed Amendments.

We have discussed the Proposed Amendments with certain Holders who have indicated their willingness to support the Proposed Amendments.

Any transfer of 2014 Notes after the Record Date will not have the effect of revoking any Consent previously validly given by a Holder, and each properly delivered Consent will be counted notwithstanding any transfer of the 2014 Notes to which such Consent relates, unless the procedure for revoking Consents described herein has been complied with.

We expressly reserve the right, in our sole discretion and regardless of whether any of the conditions described under “The Consent Solicitation—Conditions to this Consent Solicitation” has been satisfied, subject to applicable law, at any time prior to the earlier of the Effective Time and the Expiration Date to (i) terminate this Consent Solicitation for any reason, (ii) waive any of the conditions to this Consent Solicitation, in whole or in part, without any extension of the right to revoke Consents, (iii) extend the Expiration Date, (iv) amend the terms and conditions of this Consent Solicitation or (v) modify the form or amount of the consideration to be paid pursuant to this Consent Solicitation. See “The Consent Solicitation—Expiration Date; Effective Time; Extensions; Amendment.” In addition, we expressly reserve the right to execute and deliver to the Trustee the Supplemental Indenture upon receipt of the Requisite Consents prior to the Expiration Date.

If the conditions described under “The Consent Solicitation—Conditions to this Consent Solicitation” have not been satisfied, or if the Consents have not been accepted by us on or before the Expiration Date, then no Consent shall be valid, and we shall not be obligated to pay any Consent Fee in respect of any Consent.

UNDER NO CIRCUMSTANCES SHOULD ANY HOLDER TENDER OR DELIVER ANY 2014 NOTES. This is a solicitation of Consents; it is not an offer to purchase, exchange or otherwise acquire any 2014 Notes.

No person has been authorized to provide you with any information or make any representations other than those contained or incorporated by reference herein or in the accompanying materials, and, if given or made, such information or representations must not be relied upon as having been authorized by us, any of our affiliates, the Trustee, the Solicitation Agent, the Information and Tabulation Agent, any of their respective affiliates or any other person. The statements made in this Consent Solicitation Statement are made as of the date hereof, and the delivery of this Consent Solicitation Statement and the accompanying materials shall not, under any circumstances, create any implication that the information contained herein is correct after the date hereof.

Recipients of this Consent Solicitation Statement and the accompanying materials should not construe the contents hereof or thereof as legal, business or tax advice. Each recipient should consult its attorney, business advisor, tax advisor and other professional advisors as to legal, business, tax and other matters concerning this Consent Solicitation.

THIS CONSENT SOLICITATION STATEMENT HAS NOT BEEN FILED WITH OR REVIEWED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY JURISDICTION, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CONSENT SOLICITATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

The information provided in this Consent Solicitation Statement is based upon information provided by us. None of the Solicitation Agent, the Trustee, nor the Information and Tabulation Agent has independently verified nor makes any representation or warranty, express or implied, nor assumes any responsibility, as to the accuracy or adequacy of the information contained herein.

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NONE OF OUR COMPANY OR OUR AFFILIATES, THE TRUSTEE, THE SOLICITATION AGENT OR THE INFORMATION AND TABULATION AGENT MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD PROVIDE CONSENTS TO THE PROPOSED AMENDMENTS. EACH HOLDER MUST MAKE HIS, HER OR ITS OWN DECISION AS TO WHETHER TO DELIVER CONSENTS. HOLDERS ARE URGED TO EVALUATE CAREFULLY ALL OF THE INFORMATION IN THIS CONSENT SOLICITATION STATEMENT AND TO CONSULT THEIR INVESTMENT AND TAX ADVISORS IN MAKING THEIR DECISION AS TO WHETHER TO DELIVER CONSENTS.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, EACH HOLDER AND BENEFICIAL OWNER OF 2014 NOTES (AND EACH EMPLOYEE, REPRESENTATIVE, OR OTHER AGENT OF EACH HOLDER AND BENEFICIAL OWNER OF 2014 NOTES) MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION OF ANY KIND, THE TAX TREATMENT AND TAX STRUCTURE OF THE TRANSACTIONS DESCRIBED IN THIS CONSENT SOLICITATION STATEMENT AND ALL MATERIALS OF ANY KIND THAT ARE PROVIDED TO THE HOLDER OR BENEFICIAL OWNER OF 2014 NOTES RELATING TO SUCH TAX TREATMENT AND TAX STRUCTURE (AS SUCH TERMS ARE DEFINED IN TREASURY REGULATION SECTION 1.6011-4). THE AUTHORIZATION OF TAX DISCLOSURE IS RETROACTIVELY EFFECTIVE TO THE COMMENCEMENT OF DISCUSSIONS WITH HOLDERS OR BENEFICIAL OWNERS OF 2014 NOTES REGARDING THE TRANSACTIONS CONTEMPLATED HEREIN.

AVAILABLE INFORMATION

We file or furnish annual and current reports and other information with the U.S. Securities and Exchange Commission (the “Commission”). Our filings and furnished information are available to the public from the website of the Commission at http://www.sec.gov. The public may also read and copy any reports or other information that we file or furnish at the Commission’s public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.

DOCUMENTS INCORPORATED BY REFERENCE

This Consent Solicitation Statement “incorporates by reference” certain information contained in documents that we file with or furnish to the Commission, which means that we disclose in this Consent Solicitation Statement important information to you by referring you to those documents so filed or furnished. The information incorporated by reference herein is considered to be part of this Consent Solicitation Statement, and information that we file with or furnish to the Commission after the date hereof and prior to the Expiration Date (subject to extension as contemplated herein) will automatically update and supersede the information in this Consent Solicitation Statement.

This Consent Solicitation Statement incorporates by reference the following documents that we have previously filed with or furnished to the Commission:

•	our Annual Report on Form 20-F for the year ended December 31, 2011, originally filed with the Commission on May 15, 2012, as amended;

•	our unaudited consolidated financial results for the first quarter ended March 30, 2012 furnished to the Commission on Form 6-K on June 26, 2012;

•	our unaudited consolidated financial results for the second quarter ended June 30, 2012 furnished to the Commission on Form 6-K on September 17, 2012; and

•	our unaudited consolidated financial results for the third quarter ended September 30, 2012 furnished to the Commission on Form 6-K on December 3, 2012.

This Consent Solicitation Statement also incorporates by reference any future filings or any information furnished by us to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until the Expiration Date (subject to extension as contemplated herein).

Any statement contained in this Consent Solicitation Statement or incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained in any reports or other documents filed or furnished by us under the Exchange Act after the date of this Consent Solicitation Statement and incorporated by reference in this Consent Solicitation Statement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Consent Solicitation Statement, except as so modified or superseded. Subject to the foregoing, all information appearing in this Consent Solicitation Statement is qualified in its entirety by the information appearing in the documents so incorporated by reference herein.

The Information and Tabulation Agent will provide without charge to each Holder or beneficial owner of the 2014 Notes to whom this Consent Solicitation Statement is delivered upon the request of such person, a copy of the document incorporated herein by reference, other than exhibits to such document (unless such exhibits are specifically incorporated into such document). Requests for such documents should be directed to the Information and Tabulation Agent at its address set forth on the back cover of this Consent Solicitation Statement.

FORWARD LOOKING STATEMENTS

We make statements in this Consent Solicitation Statement that are considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, which are usually identified by the use of words such as “will,” “anticipate,” “believe,” “estimate,” “expect,” “project,” “plan,” “intend,” “should” or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of complying with those safe harbor provisions. These forward-looking statements reflect our current views about our plans, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions or expectations will be achieved. We have discussed in this Consent Solicitation Statement some important risks, uncertainties and contingencies which could cause our actual results, performance or achievements to be materially different from the forward-looking statements we make in this Consent Solicitation Statement.

We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, other than pursuant to the Exchange Act by way of filings with, or information furnished to, the Commission. In evaluating forward-looking statements, you should consider these risks and uncertainties.

SUMMARY OF THE CONSENT SOLICITATION

The following summary is provided solely for the convenience of Holders of the 2014 Notes and is qualified in its entirety by reference to the more detailed information contained elsewhere or incorporated by reference in this Consent Solicitation Statement and any amendments or supplements hereto. Holders of 2014 Notes are urged to read this Consent Solicitation Statement in its entirety, including information incorporated herein by reference, as it contains important information which you should read carefully before you make any decision with respect to the Consent Solicitation conducted hereby. Unless otherwise defined herein, capitalized terms used in this Consent Solicitation Statement have the same meanings given to them in the Indenture or the section headed “The Proposed Amendments” of this Consent Solicitation Statement.

Overview

Industry-wide competition and the demand constraints in the solar market have driven price declines across the solar supply chain and have negatively impacted our margins and profitability. As a result, we have been operating with a significant working capital deficit since 2009, and KPMG, our independent registered public accounting firm, has raised substantial doubt about our ability to continue as a going concern in their audit report in respect of our 2011 consolidated financial statements, as disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2011, originally filed with the SEC on May 15, 2012.

To address these challenges, we have been exploring, for several months, various options to restructure our balance sheet in an attempt to strengthen our overall capital and working capital position. In addition to having reduced our production volumes and temporarily suspending the operations of certain of our plants, as well as other actions disclosed in “The Company—Recent Developments,” we are considering the following options going forward: (i) further improving working capital management, (ii) further delaying non-core capital expenditures (iii) negotiating with banks for additional bank facilities, (iv) obtaining capital from the refund of prepaid land use rights and disposal of real properties, and (v) raising funds through equity offerings and potentially selling or disposing of some of our assets and/or businesses. Our intention is to gradually resume our production capacity to meet the market demands as the global economy and the PV market recover. To that end, we will need to incur capital expenditures and obtain additional working capital to implement a ramp-up in our production of polysilicon, solar cells, wafers and modules.

While we have already begun implementing some of these actions, given our current financial condition, certain restrictive covenants in the Indenture governing our 2014 Notes have prevented us from being able to undertake several of the proposed actions in our liquidity and capital restructuring plan, including the incurrence of additional indebtedness, the sale or disposal of certain assets or businesses and equity offerings by a Restricted Subsidiary. As such, we are soliciting Consents to the Proposed Amendments which we believe are crucial to our ability to execute our liquidity and capital restructuring plan.

The 2014 Notes	10.00% Senior Notes due 2014 ISIN No.: XS0592597099 Common Code No.: 059259709

Consent Solicitation	The purpose of this Consent Solicitation is to obtain the consent of the Holders of at least a majority in aggregate principal amount of the outstanding 2014 Notes to the Proposed Amendments, which will give us more flexibility to pursue certain actions in our liquidity and capital restructuring plan and enhance our ability to take necessary actions to improve our liquidity and increase our cash flow under current challenging market conditions. See “The Proposed Amendments.”

Indenture	The Indenture, dated as of February 28, 2011 (as supplemented or amended to the date hereof) by and among us, the Subsidiary Guarantors, the Trustee, paying and transfer agent and registrar.

Supplemental Indenture	The Supplemental Indenture to be entered into by and among us, the Subsidiary Guarantors, the Trustee, paying and transfer agent and registrar with respect to the Proposed Amendments.

Trustee	The Bank of New York Mellon, London Branch

Requisite Consents

Our obligation to accept Consents and to pay a Consent Fee to consenting Holders is conditioned on, among other things, there being validly delivered and unrevoked Consents to the Proposed Amendments from the Holders of not less than a majority in aggregate principal amount of the outstanding 2014 Notes.

We have discussed the Proposed Amendments with certain Holders who have indicated their willingness to support the Proposed Amendments.

Expiration Date	This Consent Solicitation will expire at 5:00 p.m., London time, on December 21, 2012 unless extended by us.

Consent Fee	RMB10 per RMB10,000 principal amount of the 2014 Notes payable to all Holders that validly deliver (and do not withdraw) Consents to the Proposed Amendments prior to the Expiration Date. The Consent Fee of RMB10 per RMB10,000 in principal amount of 2014 Notes will be payable in U.S. dollars applying an exchange rate of RMB6.25 to US$1.00, resulting in a Consent Fee of US$1.60 per RMB10,000 in principal amount of 2014 Notes.

Record Date	5:00 p.m., London time, on December 14, 2012

Payment Date	As soon as practicable after the Expiration Date and the conditions described under “The Consent Solicitation—Conditions to this Consent Solicitation” are met.

Conditions

Our obligation to accept Consents and to pay the Consent Fee for consents is conditioned on:

•       receipt of the Requisite Consents being validly delivered and not revoked pursuant to the terms of the Consent Solicitation prior to the Expiration Date;

•       execution of the Supplemental Indenture by each of the parties contemplated therein;

•       the absence of any law or regulation which would, and the absence of any pending or threatened injunction or other proceeding which (if adversely determined) would, make unlawful or invalid or enjoin the implementation of the Proposed Amendments or the payment of the Consent Fee, or that would question the legality or validity thereof; and

•      (A) no change (or development involving a prospective change) shall have occurred or shall be threatened in our business, properties, assets, liabilities, financial condition, operations, or results of operations, and (B) no change (or development involving a prospective change) shall have occurred in financial markets generally or affecting our equity, or the 2014 Notes that, in our reasonable judgment in the case of either (A) or (B) above, is or may be adverse to us or has or may have a material adverse effect upon the contemplated benefits to us and/or any of our affiliates or upon the Consent Solicitation.

The foregoing conditions are for our sole benefit and we may, in our sole discretion, waive any of the Conditions, in whole or in part, at any time and from time to time or otherwise amend the Consent Solicitation at any time. No Consent Fee will be paid with respect to any of the 2014 Notes if (1) the Consent Solicitation is terminated or (2) any of the conditions is not satisfied (or waived) for any reason.

How to Deliver Consents	See “The Consent Solicitation—Procedures for Consenting.” For further information, please contact the Information and Tabulation Agent, or consult your broker, dealer, commercial bank or trust company for assistance.

Revocation of Consents	Consents may be revoked at any time on or before the Expiration Date or prior to the Effective Time, whichever is earlier by delivering a notice of revocation in the format customarily used by Euroclear and Clearstream, Luxembourg.

Assistance and Information	You may direct questions concerning the terms of the Consent Solicitation and requests for additional copies of this Consent Solicitation Statement to the Solicitation Agent at the address and telephone number set forth on the back cover of this Consent Solicitation Statement. Requests for copies of the Consent Solicitation Statement and of the Indenture may also be directed to the Information and Tabulation Agent at its address and telephone number set forth on the back cover of this Consent Solicitation Statement. Beneficial owners may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Consent Solicitation.

Consequences to Non-Consenting Holders	If the Requisite Consents are obtained and the other conditions are satisfied (or waived) and the Supplemental Indenture becomes operative, all Holders of the 2014 Notes will be bound by the terms of the Indenture as amended by the Supplemental Indenture giving effect to the Proposed Amendments, whether or not they deliver Consents, and non-consenting Holders will not receive the Consent Fee.

Solicitation Agent	Citigroup Global Markets Limited

Information and Tabulation Agent	D.F. King Worldwide

QUESTIONS & ANSWERS

Why is the Company seeking amendments to the Indenture?

We are seeking to make the Proposed Amendments to the Indenture to give us more flexibility to pursue certain actions that are part of our liquidity and capital restructuring plan and to enhance our ability to take necessary actions to improve our liquidity and increase our cash flow under current challenging market conditions. See “The Proposed Amendments.”

What amendments to the Indenture are the Company seeking?

As described in “The Proposed Amendments,” we are seeking the consent of the Holders to amend:

•	the Limitation on Indebtedness and Preferred Stock covenant to:

•

add a further category of Permitted Indebtedness that will permit LDK Silicon & Chemical or its Subsidiary to issue up to US$200 million of a further series of redeemable convertible preferred shares (the “Series B Preferred Shares”) for the purpose of settling certain accounts payable owed to vendors or suppliers of our PRC subsidiaries;

•

add a further category of Permitted Indebtedness that will allow Guarantees by any Restricted Subsidiary of amounts that remain owed by a Disposed Restricted Subsidiary (as such term would be defined by the Proposed Amendments) following the transfer of a majority or all of the Capital Stock of such Disposed Restricted Subsidiary to creditors or investors in exchange for the forgiveness or assumption of a portion or all of the outstanding indebtedness of such Disposed Restricted Subsidiary and/or the transferring Restricted Subsidiary;

•

add a further category of Permitted Indebtedness that will allow us to incur up to an aggregate principal amount of US$350 million, with limits on the maximum aggregate amount that can be Incurred and outstanding for each business line and during each quarter, to fund the ramp-up of production of polysilicon, solar wafers, cells and modules and to fund EPC services and solar farm projects;

•

include the series A redeemable convertible preferred shares (the “Series A Preferred Shares”) issued by LDK Silicon & Chemical in June 2011 as Indebtedness that may be refinanced with permitted Refinancing Indebtedness;

•

amend the maximum principal amount that can be Incurred and outstanding at any time as Purchase Money Indebtedness and Capitalized Lease Obligations from 10% of Total Assets to a maximum aggregate principal amount of US$780 million. To date, we have Incurred and have outstanding approximately US$660 million of Purchase Money Indebtedness and Capitalized Lease Obligations. The additional amounts would be used to finance the installation and construction of property, plant and equipment to improve efficiency at our polysilicon, solar wafer, cell and module facilities; and

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increase the maximum amount of permitted working capital Indebtedness to US$125 million from US$75 million to allow us to continue to fund payments of outstanding payables, interest expenses, research and development expenses and miscellaneous operating expenses at our production facilities;

•	the Limitation on Restricted Payments covenant to:

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allow us to pay any dividend or other distribution on the Series B Preferred Shares, provided that LDK Silicon & Chemical and all other Subsidiaries within the Polysilicon Group are Restricted Subsidiaries at the time of such distribution; and

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clarify that the calculation of the aggregate amount of Restricted Payments will exclude any permitted dividends or distributions with respect to the Series B Preferred Shares in the same manner as dividends or distributions with respect to the Series A Preferred Shares currently outstanding;

•	the Limitation on Asset Sales covenant to:

•	remove the requirement that the Company be able to Incur at least US$1.00 of additional Indebtedness under Section 3.8(a) of the Indenture when conducting an Asset Disposition;

•	the Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries covenant to:

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allow for any restrictions imposed on the payment of dividends or other distributions on the Common Stock of LDK Silicon & Chemical or its Subsidiary by the terms of the Series B Preferred Shares in the same manner as the Series A Preferred Shares currently outstanding;

•	Event of Default provision to:

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limit the circumstances that would give rise to an Event of Default under Sections 6.1(a)(5), (a)(6) and (a)(8) of the Indenture to the case of a default, failure to satisfy judgment(s), or bankruptcy or insolvency proceedings by the Company or any Significant Subsidiary (as such term would be defined by the Proposed Amendments);

•	the definition of Change of Control to:

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remove the provision whereby if the Permitted Holders beneficially own, directly or indirectly, in the aggregate less than 35% of the Voting Stock of the Company such circumstance will give rise to a Change of Control;

•	the definition of Permitted Investment to:

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allow Investments equal to the Fair Market Value of the Capital Stock of any Disposed Restricted Subsidiary (as such term would be defined by the Proposed Amendments) held by any Former Holding Company (as such term would be defined by the Proposed Amendments) immediately following a sale or disposition of Capital Stock which results in such Disposed Restricted Subsidiary ceasing to be a Restricted Subsidiary;

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allow Guarantees by a Restricted Subsidiary of Indebtedness of a Disposed Restricted Subsidiary in connection with transactions in which one of our Restricted Subsidiaries agrees to transfer a majority or all of the Capital Stock of a Disposed Restricted Subsidiary in exchange for the forgiveness or assumption of a portion or all of its outstanding debt obligations and/or the outstanding debt obligations of such Disposed Restricted Subsidiary;

•	allow for the redemption of the Series A Preferred Shares of LDK Silicon & Chemical from the proceeds of permitted Refinancing Indebtedness; and

•	the definition of Polysilicon Subscription Agreement to:

•	account for the potential extension of the mandatory redemption date of the Series A Preferred Shares issued by LDK Silicon & Chemical beyond June 2013.

We are also seeking to introduce certain definitions in relation to the above amendments. Such proposed amendments are more fully described below in “The Proposed Amendments.”

Will adoption of the Proposed Amendments allow us to Incur additional Indebtedness?

Yes, the Proposed Amendments include amendments to the Indenture to allow us to Incur additional Indebtedness and to have greater access to capital resources in furtherance of our liquidity and capital restructuring plans. See “Risks to Non-Consenting Holders; Special Considerations—Special Considerations—We may incur substantial additional indebtedness if the Proposed Amendments are consented to.”

What is the Company giving in return?

Subject to the terms and conditions of this Consent Solicitation, we will pay the Consent Fee of RMB10 for each RMB10,000 in principal amount of 2014 Notes in respect of which any Holder validly delivers (and does not revoke) a Consent prior to the Expiration Date.

What if the Requisite Consents are not obtained?

If we do not receive the Requisite Consents and the Proposed Amendments are not effected, we will continue to be subject to the restrictive covenants as currently drafted in the Indenture. These covenants limit our ability to incur indebtedness, issue preferred stock or dispose of certain assets, among other things. Accordingly, we believe that we will be unable to strengthen our capital structure, reduce our cash flow constraints, increase our flexibility in obtaining additional financing necessary to maintain and/or opportunistically resume our production capacity, or sell or dispose of some of our non-performing subsidiaries or businesses, each as contemplated in the Proposed Amendments. See “Risks to Non-Consenting Holders; Special Considerations—Effect of Failure to Obtain Requisite Consents” below. If the Proposed Amendments are not effected, it is unlikely that we would be able to fully implement our liquidity and capital restructuring plan and we would continue to operate under a significant working capital deficit with limited financing alternatives, which could have a material and adverse effect on the Holders.

What if I do not give my Consent?

If the Requisite Consents are not received on or prior to the Expiration Date, (i) the Proposed Amendments will not be effected and (ii) no Consent Fee will be paid to any Holder.

If we receive Consents from the Holders of not less than a majority in aggregate principal amount of the 2014 Notes, the Proposed Amendments, as described herein, will be binding on all Holders upon execution of the Supplemental Indenture giving effect to the Proposed Amendments. If this happens, even if you have refused to give your Consent, you and other non-consenting Holders will nevertheless be bound by the Proposed Amendments but will not receive any Consent Fee.

CORPORATE STRUCTURE

As of the date of this Consent Solicitation Statement, the following chart presents a simplified version of our corporate structure with respect to our significant subsidiaries and operations:

(1)	Joint venture, partnership or company established for holding our solar farm projects.

THE COMPANY

Overview

We are a leading vertically integrated manufacturer of photovoltaic (“PV”) products. While our historical strength was in the solar wafer business, we have expanded our business to meet the PV industry’s requirements for polysilicon, wafers, cells, modules, systems, power projects and solutions.

The PV market is highly competitive and volatile. Currently China’s major solar manufacturers, including our Company, substantially rely on both exports of solar products to Europe and the United States and domestic demand. The reduced market demand for imported PV products in these markets has resulted in substantial oversupply. In addition, we and many of our competitors engaged in aggressive expansion programs during the past several years. As a result, competition has increased and the industry has experienced price reductions, which have materially and adversely affected our business operations and financial condition. Due to limited customer orders and depressed market prices with the on-going global economic slowdown, we have substantially reduced our production volumes and have temporarily suspended the operations of certain of our plants, while remaining ready to resume and increase our production of certain products when the market conditions permit.

Polysilicon. We commenced production and sale of polysilicon in the third quarter of 2009. As of September 30, 2012, our two polysilicon plants, Mahong Plant and Xiacun Plant, located near our wafer production facilities, had an aggregate installed annualized polysilicon production capacity of approximately 17,000 metric tons (“MT”). We use a modified Siemens process as the basis for our polysilicon production, employ state-of-the-art production facilities at our polysilicon plants, and are able to produce polysilicon that meets the premium quality requirements of the international PV and electronics industries. In early 2011, we began installing hydrochlorination facilities, which are a primary part of our debottlenecking procedure, as described in our annual report on Form 20-F for the fiscal year ended December 31, 2011 under “Item 4. Information on the Company—Our Products and Services—Polysilicon Production—Debottlenecking.” This installation process continued through the first quarter of 2012, when it was suspended pending receipt of additional funding. In total, we estimate that completion of this debottlenecking procedure will cost approximately US$80 million over the next three quarters. We expect it to ultimately make our polysilicon production more efficient and to lower our production cost. For the years ended December 31, 2010 and 2011, we produced approximately 5,052 MT and 10,455 MT of polysilicon, respectively, and consumed approximately 72.7% and 82.8%, respectively, of our total polysilicon production, with the rest sold to independent third-party customers. We substantially reduced our solar wafer production volume in the second quarter of 2012, and temporarily suspended our polysilicon production in the third quarter of 2012, as a result, our polysilicon production volume decreased to 2,531 MT for the nine months ended September 30, 2012. Subject to the availability of new financing and receipt of the Requisite Consents, we expect to complete the construction of our hydrochlorination facilities in the third quarter of 2013, and gradually resume our polysilicon production in line with market conditions.

Solar Wafers. We manufacture solar wafers in our wafer production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. We produce multicrystalline and monocrystalline solar wafers globally and sell them to manufacturers of solar cells and solar modules. We also provide wafer processing services, producing wafers for customers who provide polysilicon materials to us. As of September 30, 2012, we had an annualized solar wafer production capacity of approximately 4.3 gigawatts (“GW”). In the years ended December 31, 2010 and 2011 and the nine months ended September 30, 2012, we produced approximately 2.50 GW, 2.23 GW and 839.5 megawatts (“MW”) of solar wafers, respectively, and consumed approximately 3.5%, 29.5% and 10.6%, respectively, of our total solar wafer production in our in-house production of solar cells, with the rest sold to independent third-party customers. Although our solar wafer production has remained on-going, we substantially reduced our solar wafer production volume in the third quarter of 2012, primarily due to the decreased market demand and depressed market prices of PV products. We have, however, since late October 2012 been gradually increasing our wafer production to meet increasing market demand.

Solar Cells. We commenced solar cell production in the third quarter of 2010. We produce solar cells mainly in our production facilities in Hefei City of Anhui Province, and in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. As of September 30, 2012, we had an annualized solar cell production capacity of approximately 1.7 GW. In the years ended December 31, 2010 and 2011 and the nine months ended September 30, 2012, we produced approximately 30.0 MW, 590.0 MW and 161.1 MW of solar cells, respectively. Although our solar cell production has remained on-going, we have substantially reduced our solar cell production volume since the third quarter of 2012, primarily due to decreased market demand and the depressed market prices of PV products. We are keeping a close watch on the market conditions in this product space as we adjust our strategies and plans for our solar cell production business.

Solar Modules. We commenced solar module production in 2010. We produce solar modules mainly in our production facilities in Nanchang City of Jiangxi Province, Suzhou City of Jiangsu Province and Hefei City of Anhui Province, China. As of September 30, 2012, we had an annualized solar module production capacity of approximately 1.7 GW. Our modules have been certified in various European countries and the U.S. In the years ended December 31, 2010 and 2011 and the nine months ended September 30, 2012, we produced approximately 540.0 MW, 840.0 MW and 193.1 MW of solar modules, respectively, and consumed approximately 4.0%, 9.0% and 6.1%, respectively, of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers. Although our solar module production has remained on-going, we substantially reduced our solar module production volume since the third quarter of 2012, primarily due to decreased market demand and the depressed market prices of PV products.

Solar Farm Projects. We design and develop solar farm projects in China, Europe and the U.S. We develop solar farm projects both on our own and through jointly-controlled entities. We develop these projects with the intent to sell them to third parties upon completion of their development. We also provide engineering, procurement and construction (“EPC”) services for solar farm projects. We typically enter into a letter of intent to sell our solar farm projects prior to, and contingent upon, the completion of the projects. We have financed our solar farm projects with bank financing. Our most recent investment in a solar farm project was in April 2012, when we invested in Century SolarJewel SA.

Our production facilities are primarily located in Xinyu City, Jiangxi Province, with our cell production facilities also in Hefei City, Anhui Province, and our module production facilities in Nanchang City, Jiangxi Province, Suzhou City, Jiangsu Province, and Hefei City, Anhui Province in China. Sunways AG, our subsidiary listed on the Frankfurt Stock Exchange, is headquartered in Arnstadt, Germany.

Our principal executive offices are located at Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China, and our telephone number is (86 790) 666-8000.

Current Financial Position, Liquidity and Prospects

We incurred a net loss of US$609.0 million for the year ended December 31, 2011 and a net loss of US$501.5 million for the nine months ended September 30, 2012. As of September 30, 2012, our accumulated deficit stood at US$1,020.0 million. We had net cash used in operating activities of US$287.0 million for the year ended December 31, 2011, and as of September 30, 2012, we had cash and cash equivalents of US$111.9 million. As of September 30, 2012, our total liabilities amounted to US$5,418.4 million, with outstanding short-term borrowings (including current installments of long-term borrowings) of US$2,206.4 million and outstanding long-term borrowings (excluding current installments) of US$566.5 million.

KPMG, our independent registered public accounting firm, included in their audit report in respect of our 2011 consolidated financial statements, an explanatory paragraph stating that we have a net working capital deficit and are restricted from incurring additional indebtedness because we have not met the Consolidated Fixed Charge Coverage Ratio under the 2014 Notes as of December 31, 2011, and that these conditions raise substantial doubt about our ability to continue as a going concern. This uncertainty may create additional concerns for our creditors, suppliers, customers and other counterparties, which may make it more difficult for us to conduct our business and meet our debt and other obligations.

We have scaled back or wound down certain of our businesses in light of the current and on-going PV market conditions and overall global economy. In order to ramp up our production to levels consistent with expected demand and to position ourselves to regain profitability, in addition to refinancing or renewals of all of our outstanding short-term debt, we estimate that we will need new external financing of approximately US$400 million to finance our cash requirements through the end of 2013, including for: (i) the purchase of raw materials and payments for utilities, labor and operating expenses for the ramp-up of our production of polysilicon, solar wafers, solar cells and solar modules and to fund EPC services and solar farm projects in order to position ourselves to generate positive cash flow to the extent permitted by market conditions; (ii) expenditures to debottleneck our polysilicon production facilities, including the installation and construction of hydrochlorination facilities and other improvement projects at our polysilicon facilities; (iii) the payment of outstanding payables, interest expenses, research and development expenses and miscellaneous operating expenses of the Company and its Restricted Subsidiaries; and (iv) the purchase of additional equipment and construction expenditures to improve the efficiency of our solar wafer, cell and module facilities. For additional information regarding our financial condition and medium-term capital needs, see “The Proposed Amendments” and “Risks to Non-Consenting Holders; Special Considerations—Supplemental Risk Factors—We are operating with a significant working capital deficit and are restricted from incurring additional indebtedness; these conditions raise substantial doubt as to our ability to continue as a going concern.”

The total number of our employees has decreased from 24,449 as of the end of 2011 to approximately 12,860 as of November 2012 through natural attrition and lay-offs. Reduced market demand also caused temporary production suspension of some of our plants from time to time over the last year, causing some additional employees to be idled. We are committed to resuming normal production levels promptly after we obtain the necessary financing and receive new customer orders or as the market conditions otherwise improve.

In the years ended December 31, 2009, 2010 and 2011 and the nine months ended September 30, 2012, we had total net sales of US$1,098.0 million, US$2,509.3 million, US$2,157.8 million and US$727.0 million, respectively. For the years ended December 31, 2009 and 2011 and the nine months ended September 30, 2012, we recorded a net loss of US$234.0 million, US$609.0 million and US$501.5 million, respectively. For the year ended December 31, 2010, we had net income of US$296.5 million.

We expect to make the next interest payment in 2013 in respect of our 2014 Notes, and to make all of the obligations in respect of the 2014 Notes thereafter.

Recent Developments

The solar market has deteriorated starting from the second half of 2011 and significant uncertainties regarding the sustainability of the PV market still remain in the current macroeconomic environment. These factors have and likely will continue to adversely impact demand for our products. Demand for our products was also adversely impacted by the reduction of government incentives in jurisdictions such as Spain, Germany and Italy during 2011 and 2012 which made the cost of solar power less competitive compared to that of conventional forms of electricity generation. During 2012, our results of operations were adversely affected by the following factors: (i) continued decline in the average selling price across the chain of PV products; (ii) global PV manufacturing capacity exceeding global demand; and (iii) international trade-related investigations and proceedings and anti-dumping and/or countervailing tariffs imposed by the U.S. and European jurisdictions.

In light of our deteriorating financial condition, current market conditions, the significant on-going capital expenditures for our existing PV plants and other general maintenance requirements, we have been evaluating our financial condition and results of operations, as well as considering available options for improving our viability. We believe that we must realign our capital structure to better fit our current financial condition and prospects. As part of this strategy, we have undertaken the following actions in an attempt to improve our liquidity position and increase our cash flow:

Dispute resolutions with suppliers. We are delinquent in payments on some of our supply agreements. For suppliers who are willing to re-negotiate the terms of their supply agreements, we are currently negotiating with them to extend our payment schedules without imposing any penalties. We are in a preliminary stage of a potential arbitration proceeding in China with JYT Corporation, a supplier of some of our directional solidification system (“DSS”) furnaces and monocrystalline pullers. The dispute relates to an equipment supply agreement between us and JYT Corporation for the DSS furnaces. We have fully paid for and taken delivery of 119 solar ingot casting furnaces from JYT Corporation pursuant to this equipment supply agreement, but have sought to negotiate with JYT Corporation to postpone or reduce the remaining 461 DSS furnaces to be produced and delivered under the agreement due to the deteriorating PV market conditions. As we are still at a preliminary stage of a potential arbitration proceeding, it is premature to predict any potential outcome of the dispute. Senior management members at both companies are continuing to discuss the contractual arrangements and potential solutions. The aggregate amount in dispute under this agreement is approximately US$50 million.

Dispute with a lender. We had indebtedness in the aggregate principal amount of approximately RMB106.7 million outstanding under certain bank acceptance notes issued by a lender in Shanghai. In August 2012, the lender filed a lawsuit with the People’s Court with respect to amounts due under these bank acceptance notes. Under the auspices of the People’s Court, we reached a settlement with the lender. The settlement agreement provides that (i) we will repay the lender principal of RMB30.0 million (together with all interest due on that amount, calculated according to the original financing arrangement) prior to December 20, 2012, (ii) we will repay the lender the remainder of the principal under the bank acceptance notes between May 20, 2013 and December 20, 2013, together with interest on the remainder at 7.5% per annum and (iii) there has been no default or event of default under our financing arrangement. The People’s Court issued a mediation opinion on December 10, 2012, approving our settlement agreement with the lender.

Execution of Share Purchase Agreement with Heng Rui Xin Energy Co., Ltd. In October 2012, we entered into a share purchase agreement with Heng Rui Xin Energy Co., Ltd., (“HRX”) a company incorporated in the People’s Republic of China (“PRC”) and invested by privately owned and state-owned funds in which HRX agreed to purchase newly issued ordinary shares accounting for approximately 16.6% of our total issued and outstanding capital following such issuance, at a purchase price of US$0.86 per ordinary share, for a total consideration of approximately US$21.8 million. With the receipt of all necessary consents and approvals from applicable PRC governmental and regulatory authorities, the consummation of the investment occurred on November 14, 2012.

Termination of Supply Contract with Sumitomo. We recently reached an agreement with Japan-based Sumitomo Corporation (“Sumitomo”) to terminate our long-term solar wafer supply agreement. Under the terms of the agreement, originally signed in September 2008, we were to supply multicrystalline silicon wafers to Sumitomo over an eight-year period, beginning in 2009 and extending through 2016. As part of the original agreement, Sumitomo made an advance payment to us representing a portion of the contract value. In exchange for our agreement to terminate the supply agreement, Sumitomo has agreed to let us retain its initial advance payment totaling US$23.4 million and to pay to us an additional cash amount of US$10.0 million as our total settlement amount under the agreement.

Termination of Supply Contract with a Europe-based PV Customer. We recently reached an agreement with a Europe-based PV customer to terminate our long-term solar wafer supply agreement. Under the terms of the supply agreement we signed with this customer in 2008, we agreed to provide multicrystalline silicon wafers over a 10-year period. As part of the original agreement, this customer paid an advance payment to us representing a portion of the contract value. In accordance with our settlement arrangement, we have agreed with this customer to terminate the original supply agreement in exchange for us to retain the initial advance payment to us of approximately US$37 million as our settlement amount.

Arbitration Award. Following arbitration proceedings, the China International Economic and Trade Arbitration Commission (“CIETAC”) recently determined that the wafer supply contracts entered into in October 2007 and June 2008 between us and Canadian Solar (“CSI”) and its China-based subsidiary affiliate are valid and effective through the duration and at terms and conditions related to quantities and prices set forth therein. On December 12, 2012 CIETAC stated that by virtue of the arbitration proceedings, CSI shall pay us an amount of approximately RMB248.9 million, including RMB60 million paid as a deposit and additional cash of RMB188.9 million, to compensate us for the loss of profitability as well as approximately an additional RMB2 million to cover arbitral fees accrued as a result of this proceeding.

Negotiations with Lenders on Extensions, Renewals or Additional Financing for Our Operations. In line with our operating strategy under the current market conditions, in recent months we have been in discussions with our onshore and offshore lenders as well as the various PRC local governmental entities in an attempt to secure extensions for repayments on maturing indebtedness and to secure appropriate re-financing, back-up financing and additional financing in anticipation of our maturing indebtedness and the potential need to ramp up our production. With respect to loans amounting to a total of approximately RMB154.0 million, which matured between July 2012 and October 2012, we are currently in negotiation to refinance and/or extend the maturities of these loans. We have received confirmations from each of these lenders that they have granted us grace periods pending the negotiation of agreements on extensions or refinancings.

Even with the successful implementation of some or all of the actions described above, further measures may be required to restructure our balance sheet and strengthen our overall capital and working capital position. In particular, the amount of liquidity that we may need may be greater than currently anticipated as a result of additional factors and events beyond our control, such as protracted global economic slowdown, continued downturn in the global PV market, potential financial crises globally or in any region where we conduct a significant portion of our business, changes in the regulatory and business environments, including international trade-related sanctions, which may prevent us from operating normally or from effectively competing in the PV industry. All of these and other factors and occurrences may increase our cash requirements and make us unable to satisfy our liquidity requirements. As a result, we have been exploring the following options going forward, including:

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Further Improving Working Capital Management. We have been negotiating with a number of vendors, including suppliers of equipment and materials, for them to provide us with lower prices or more favorable payment terms in order to achieve cost savings and preserve working capital. In addition, we have implemented measures to more closely monitor our inventory levels and our collection of receivable balances with an aim to improve liquidity.

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Further Delaying Non-core Capital Expenditures. We plan to focus on selected capital expenditures only. Unless we can incur additional Indebtedness under the Indenture, we anticipate postponing an important portion of our planned capital expenditures for 2013, including (i) the installation and construction of hydrochlorination facilities and other improvement projects for our polysilicon facility; and (ii) additional equipment and construction expenditures to improve the efficiency of our solar wafer, cell and module facilities.

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Bank Financing. We have been negotiating with some of our PRC bank lenders to obtain additional bank facilities to ensure our bank borrowings can be renewed on an on-going basis, to replace our short-term loans with long-term loans, to reduce our percentage of short-term debt and improve the timing of our debt service obligations. Between January 1 to September 30, 2012, we have obtained additional secured and unsecured short-term bank borrowings in the aggregate principal amount of US$2,651.3 million with interest rates ranging from 2.48% to 9.50% and secured and unsecured long-term bank borrowings in the aggregate principal amount of US$129.4 million with interest rates (subject to re-pricing) ranging from 5.88% to 10.55%. We have also repaid short-term borrowings and current installments of long-term borrowings in the aggregate principal amount of US$2,999.8 million during this period. To date, we generally have been successful in refinancing our PRC bank loans when we have requested our lenders to do so, but we do not currently have any agreements or commitments for the continuation of these types of refinancing or to provide new financing. Our ability to maintain our production and operations depends upon, among other things, our PRC bank lenders’ willingness to continue to provide financing to us, including by renewing our debt facilities as they become due, waiving existing and possible future defaults under our debt facilities and providing new financing to us.

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Refund of Prepaid Land Use Rights and Disposal of Real Properties. In view of our postponement in expansion, we have signed letters of intent with local governmental authorities for the return of our prepayments for land use rights. In addition, we have entered into several letters of intent to sell some of our real properties, mainly staff quarters and the corresponding land use rights, to local governmental authorities.

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Additional Equity Offerings and Potential Sales of Assets and/or Businesses. We intend to raise funds through equity offerings when market conditions permit and such issuances are in the overall interests of our business. We have engaged, and may continue to engage, in discussions and explorations with potential investors that may wish to invest in us or purchase our subsidiary businesses in whole or in part. We may also consider transferring equity in certain of our subsidiaries in exchange for forgiveness of existing debt obligations by creditors or for the settlement of accounts payable owed to vendors or suppliers. We are currently in discussions with potential investors and creditors, including a creditor of Anhui LDK New Energy Co., Ltd. (“Anhui LDK”) and LDK Solar Hi-Tech (Hefei) Co., Ltd. (“Hefei LDK”) to transfer a majority or all of the capital stock of Anhui LDK or Hefei LDK to potential investors or creditors in exchange for the forgiveness or assumption of outstanding indebtedness. We may also seek to enter into similar arrangements with respect to the outstanding obligations of Jiangxi LDK Optronics Technology Co., Ltd. (“Jiangxi LDK Optronics”). We have not reached any agreements with any such potential investors or creditors, and we have not determined what percentages of these businesses to sell. We intend to announce the terms of any such transaction promptly upon reaching an agreement with any such potential investor or creditor. Any such transaction could result in a change of control in us or the sale of all or a controlling interest in one or more of our subsidiaries.

(the bullet points above, together, our “liquidity and capital restructuring plan”)

Given our current financial condition, certain restrictive covenants in the Indenture governing our 2014 Notes have prevented us from being able to undertake several of the proposed actions in our liquidity and capital restructuring plan, including the incurrence of additional indebtedness, the sale or transfer of certain assets or businesses and equity offerings by Restricted Subsidiaries. As such, we are soliciting Consents to the Proposed Amendments which we believe are crucial to our ability to execute our liquidity and capital restructuring plan. We believe that the Proposed Amendments will help strengthen our capital structure, reduce our cash flow constraints, increase our flexibility in obtaining additional financing necessary to maintain and/or opportunistically resume our production capacity, and sell or dispose of some of our non-performing subsidiaries or businesses.

PURPOSE AND EFFECT OF THE CONSENT SOLICITATION

The purpose of this Consent Solicitation is, with the consent of the Holders of at least a majority in aggregate principal amount of the outstanding 2014 Notes, to implement the Proposed Amendments that will give us more flexibility to pursue certain actions in our liquidity and capital restructuring plan and enhance our ability to take necessary actions to improve our liquidity and increase our cash flow under current challenging market conditions. The Proposed Amendments together constitute a single proposal, and each consenting Holder must consent to the Proposed Amendments as an entirety and may not consent selectively with respect to certain of the Proposed Amendments. For a description of the Proposed Amendments, see “The Proposed Amendments.”

RISKS TO NON-CONSENTING HOLDERS; SPECIAL CONSIDERATIONS

Prior to marking and returning a Consent, Holders of the 2014 Notes should carefully consider the factors set forth below as well as the other information set forth in this Consent Solicitation Statement including, but not limited to, the information incorporated herein by reference and information described under the heading “Forward-Looking Statements.”

Adverse Effect of the Proposed Amendments on Non-Consenting Holders

Holders who do not timely consent to the Proposed Amendments prior to the Expiration Date will not be counted as having consented under this Consent Solicitation. Such non-consenting Holders will not be eligible to receive the Consent Fee, even though the Proposed Amendments will be binding upon them upon execution of the Supplemental Indenture giving effect to the Proposed Amendments if we receive Requisite Consents.

Special Considerations

We may incur substantial additional indebtedness if the Proposed Amendments are consented to.

The Proposed Amendments include amendments to the Indenture to allow us to Incur substantial additional Indebtedness and to have greater access to capital resources in furtherance of our liquidity and capital restructuring plans. We have been in discussions with our onshore and offshore lenders as well as the various PRC local governmental entities in recent months in an attempt to secure new financing and appropriate back-up financing in anticipation of our maturing indebtedness. To date, we have generally been successful in refinancing our PRC bank loans when we have requested our lenders to do so, but we do not currently have any agreements or commitments for the continuation of these types of refinancing or to provide new financing. We cannot assure you that we will be able to Incur any additional Indebtedness on terms acceptable to us or at all.

We have substantial Indebtedness and may, subject to the terms of the Indenture and our other financing arrangements, incur substantial additional Indebtedness in the future. If we or our subsidiaries incur additional Indebtedness, the risks that we face as a result of our already substantial Indebtedness and leverage could intensify. Our ability to generate sufficient cash to meet our anticipated operating expenses and to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We incurred a net loss of US$501.5 million for the nine months ended September 30, 2012 and, given the current challenging market conditions, we cannot assure you that we will be able to generate sufficient cash flow to meet our anticipated operating expenses and service our debt obligations when they become due. We cannot assure you as to the effect on us of any such additional Indebtedness.

Effect of Failure to Obtain Requisite Consents

As we have disclosed in “Supplemental Risk Factors” below, we are currently operating with a significant working capital deficit and have substantial existing indebtedness. If the Requisite Consents are not received on or prior to the Expiration Date, (i) the Proposed Amendments will not be effected and (ii) no Consent Fee will be paid to any Holder. If the Proposed Amendments are not effected, it is unlikely that we would be able to implement our liquidity and capital restructuring plan as contemplated, and we would continue to operate under a significant working capital deficit with limited financing alternatives, which could have a material and adverse effect on our financial condition and results of operations, as well as a material and adverse effect on the Holders.

For example, we may have to further reduce or idle some of our operations, as we would continue to be restricted from raising financing necessary to resume or maintain our normal operations. As the Indenture contains restrictive covenants that prevent us from incurring indebtedness or issuing additional preferred stock in our current financial condition, we will be unable to undertake many of the transactions contemplated in our liquidity and capital restructuring plan, and we may not be able to secure alternative sources of financing. If we fail to comply with the restrictions and covenants in the Indenture or our other financing agreements, it may result in an event of default under the terms of the Indenture and such other agreements, which could accelerate the repayment of our debt. Moreover, many of our debt agreements, including the Indenture and the indenture governing our 4.75% convertible senior notes due 2013 (“2013 Convertible Notes”), contain cross-acceleration or cross-default provisions. As a result, our default under one agreement could result in the acceleration of debt or default in other debt agreements. If any of these defaults or events of default occurs, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness. Neither can we assure you that we will be able under the circumstances to obtain alternative financing on terms favorable or acceptable to us, or at all. The restrictions and covenants in the Indenture and our other financing agreements, and the enormous threat accompanying the violations of these provisions, impose a significant burden on our operations under the current PV market conditions, due to the lack of additional permitted funding. Any operational turn-around would be delayed, even though we perceive an improvement in PV market conditions and believe that we should resume or increase a part or all of our available production capacity. Over the past months, we have been trying to capture periodic opportunities for different value chains within the PV market, in particular solar wafers and modules, by adjusting the utilization of the processes in our vertically integrated production. But our failure to obtain the Requisite Consents could result in our inability to fund our expected operating expenses even with our reduced production capacity, or to fund the installation, construction, start-up and operation of hydrochlorination facilities and other improvement projects for our polysilicon facility or the additional equipment and construction expenditures to improve the efficiency of our solar wafer, cell and module facilities, all of which are necessary to meet the anticipated market needs in the near future. Such failure may also result in our inability to continue to service our existing indebtedness, including the 2014 Notes.

Without access to additional working capital financing, our projected future net sales and cash generated from operations would not be sufficient to fund expected operating expenses and capital expenditures, to fund our other general maintenance requirements, or to service our indebtedness. Should such eventuality occur, we will be forced to adopt alternative strategies that could include reducing or delaying our capital expenditures otherwise necessary to maintain or resume our normal operations, selling and disposing assets that we would otherwise retain to meet anticipated market opportunities, restructuring or refinancing our indebtedness to the extent permitted or permissible under the circumstances, or seeking additional equity capital if such capital market opportunity is available. If we are unable to implement these alternative strategies at all or on satisfactory terms, we may become insolvent and subject to bankruptcy risks.

In the event that we become insolvent, Holders would be subject to the following risks, among others:

•

as the 2014 Notes are structurally subordinated to the debt and other liabilities of all of our current or future subsidiaries that are not Subsidiary Guarantors of the 2014 Notes, in the event of bankruptcy, liquidation, dissolution, reorganization or similar proceeding involving a subsidiary that is not a Subsidiary Guarantor, the assets of the affected entity will not be available to pay amounts owing under the 2014 Notes until all other claims against such subsidiary, including its own debts, trade payables and other liabilities, have been fully repaid; and

•

the realizable value of our assets may be significantly lower than their book value if they are liquidated in bankruptcy or other insolvency proceedings. The proceeds of the sale of such assets may not be sufficient to repay all of our indebtedness, including our obligations under the 2014 Notes.

Supplemental Risk Factors

The following risks factors supplement the disclosure under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company and Our Industry” in our annual report on Form 20-F for the fiscal year ended December 31, 2011, as amended, and incorporated herein by reference. You should consider the risk factors below together with those in such annual report on Form 20-F in making a decision on whether to consent to the Proposed Amendments.

We are operating with a significant working capital deficit and are restricted from incurring additional indebtedness; these conditions raise substantial doubt as to our ability to continue as a going concern.

We had a working capital deficit (being our total consolidated current liabilities exceeding our total consolidated current assets) of US$2,808.7 million as of September 30, 2012. We incurred a net loss of US$501.5 million for the nine months ended September 30, 2012. We estimate that we will need new external financing of approximately US$400 million to finance our cash requirements through the end of 2013, in addition to refinancings or renewals of our outstanding short-term debt. We have been in discussions with our onshore and offshore lenders as well as the various PRC local governmental entities in recent months in an attempt to secure new external financing and appropriate back-up financing in anticipation of our maturing indebtedness. As of September 30, 2012, we had cash and cash equivalents of US$111.9 million, with the majority of our cash and cash equivalents held by our subsidiaries in China. In addition, as of September 30, 2012 we had outstanding short-term borrowings (including current installments of our long-term borrowings) totaling US$2,206.4 million, most of which were the obligations of our subsidiaries in China. Taking our unaudited financial results for the first three quarters of 2012 into account, in recent quarters we have been unable to meet our “Consolidated Fixed Charge Coverage Ratio,” as defined in the Indenture governing our 2014 Notes, due to a significant reduction in the aggregate amount of our Consolidated EBITDA for the four most recent full fiscal quarters, while our Consolidated Fixed Charges for such four-quarter period have increased. In addition, as many of our debt incurrence covenants are capped at a percentage of our Total Assets, the recent disposal of certain of our assets and impairment of assets in recent periods has reduced our Total Assets and significantly reduced the total amount of debt we can incur under our debt incurrence covenants, including for Capitalized Lease Obligations, Purchase Money Indebtedness and Permitted Subsidiary Indebtedness. Unless the Requisite Consents are received and the Supplemental Indenture becomes operative, we will continue to be restricted from incurring any additional indebtedness until our Consolidated Fixed Charge Coverage Ratio significantly improves on the basis of our four most recent full fiscal quarters or such indebtedness falls into one of the permitted exceptions or exemptions set forth in the Indenture, such as Refinancing Indebtedness.

KPMG, our independent registered public accounting firm, included in their audit report in respect of our 2011 consolidated financial statements an explanatory paragraph stating that we have a net working capital deficit and are restricted from incurring additional indebtedness because we have not met the Consolidated Fixed Charge Coverage Ratio under the 2014 Notes as of December 31, 2011, and that these conditions raise substantial doubt about our ability to continue as a going concern. This uncertainty may create additional concerns for our creditors, suppliers, customers and other counterparties, which may make it more difficult for us to conduct our business and meet our debt and other obligations. Moreover, our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty; and the adjustments could be substantial.

These factors could inhibit our ability to enter into a strategic alliance or collaborations with other companies and/or our ability to raise additional financing.

Moreover, we cannot assure you that we will be able to successfully execute our liquidity and capital restructuring plan as described in “The Company—Recent Developments.” If we fail to successfully execute this plan or if the plan fails to adequately satisfy our liquidity requirements as we expect, we may not be able to continue as a going concern. The failure of any of the liquidity and capital restructuring events could materially and adversely affect our financial condition, results of operations and business prospects. Significant difficulties in our operations or a deterioration in our financial condition could also result in the exercise of broadly drafted provisions in some of our loan agreements that give our lenders the right to accelerate the payment of the loans upon occurrence of such events. Any such acceleration could potentially trigger cross-default or cross-acceleration provisions in other financing agreements, including the indentures relating to our 2013 Convertible Notes and our 2014 Notes, if we are unable to repay these loans upon acceleration. If we are unable to implement these alternative strategies at all or on satisfactory terms, we may become insolvent and subject to bankruptcy risks. The occurrence of any of the foregoing events would materially and adversely affect our financial condition, results of operations and business prospects.

We have substantial existing indebtedness, in particular short-term indebtedness, and the restrictions imposed by the terms of our indebtedness may limit our ability to plan for or respond to changes in our business.

We have and will continue to have substantial indebtedness upon completion of the Consent Solicitation. As of September 30, 2012, our total liabilities were US$5,418.4 million, with outstanding short-term borrowings (including current installments of long-term borrowings) of US$2,206.4 million, and outstanding long-term borrowings (excluding current installments) at US$566.5 million. There is a substantial risk that we may in the foreseeable future have insufficient cash flows from our operations to be able to meet in full our debt service obligations or to comply with certain financial covenants to which we are subject. Subject to the restrictions under the Indenture and the terms of our other indebtedness, we may incur additional indebtedness from time to time for capital expenditures or for other purposes. As a result of this substantial indebtedness, we will require substantial cash flow to meet our obligations under our indebtedness. Therefore, a substantial part of our cash flows from operations will not be available for our business. Our substantial indebtedness also has the following consequences:

•	our exposure to adverse general economic conditions could increase;

•	financial and other restrictive covenants in the Indenture limit the amount of additional funds we can borrow and our ability to consummate asset sales; and

•	our flexibility in planning for, or reacting to, changes in our business and industry may be limited.

We cannot assure you that our substantial indebtedness and the restrictions imposed by our financial arrangements will not materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities, or otherwise adversely affect our business, financial condition, results of operations, cash flows and prospects.

Moreover, because the majority of our indebtedness is short-term indebtedness, we may also suffer a near-term liquidity problem if we are unable to refinance these borrowings as they become due. As of September 30, 2012, our outstanding short-term borrowings (including current installments of long-term borrowings) were US$2,206.4 million, and our short-term borrowings (excluding the current portion of long-term borrowings) bore a weighted average interest rate of 6.07%. Generally, our short-term loans contain no specific renewal terms, although we have historically negotiated renewals of some of our loans shortly before they would mature. The lenders under our existing credit facilities, as well as those for any new loan facilities subject to negotiation, could also terminate or refuse to fund additional borrowings, subject us to credit reviews and other conditions or raise the interest rates under these facilities. Recently, we have also been subject to litigation in relation to amounts owed to one of our lenders. See “The Company—Recent Developments—Dispute with a lender.”

Our failure to comply with certain covenants in our loan and guarantee agreements may make it more difficult to obtain additional borrowings. For example, subsequent to the offering by Jiangxi LDK Solar Hi-Tech Co., Ltd. (“Jiangxi LDK Solar”), in December 2011 of the aggregate principal amount of RMB500,000,000 (approximately US$78,800,000) of 6.8% notes due 2014, as the first tranche of our offering plan approved by the relevant PRC governmental authorities of notes in an aggregate principle amount of RMB3,000,000,000 (the “PRC Notes”), to institutional investors in China, Jiangxi LDK Solar has not made any additional offering of these types of notes due to the deteriorating market conditions for PV products as well as our adversely affected business operations and prospects. If we are unable to borrow additional amounts under our existing credit facilities or any new facilities we negotiate, we may lack sufficient financial resources to make payments on our outstanding and future debt obligations, address our liquidity problem, or fund our other cash requirements.

If we fail to comply with the undertakings and covenants under our loan agreements or obtain consents or waivers in respect of any breach of these undertakings and/or covenants, our financial condition, results of operations and business prospects may be materially and adversely affected.

We may continue to be unable to comply with the various provisions of our loan agreements, including requirements that we obtain prior written consents from our lenders prior to undertaking certain specified corporate actions or transactions. We currently are not in compliance with certain provisions of some of our loan agreements, including certain financial covenants and other broadly worded provisions of the loan agreements, that could allow our lenders to declare an event of default. In addition, we have recently been the subject of a lawsuit in relation to amounts owed to one of our lenders. See “The Company—Recent Developments—Dispute with a lender.” As of the date of this Consent Solicitation Statement, none of our breaches of the loan covenants have triggered any cross-defaults or cross-accelerations under our other financing documents. Neither have we or any of our subsidiaries been included as a defaulting borrower in the credit search system of the People’s Bank of China, the PRC central bank, available to all lending institutions in China. However, we cannot assure you that our lenders will continue to accept the consent-and-waiver arrangement that we have previously relied on and grant us consents or waivers in the future, that we will be able to comply with the various provisions of our loan agreements, including those that could trigger an event of default, or that our lenders will not impose additional operating and financial restrictions on us and/or will not otherwise seek to modify the terms of our existing loan agreements in ways that are adverse to us.

We cannot assure you that we will not breach any covenants or undertakings under our loan agreements or that we will be able to obtain additional consents or waivers from our lenders for such breaches. An event of default under our loan agreements may cause acceleration of the repayment of the indebtedness under the relevant loan agreements, which may in turn require us to repay the entire principal amounts, including interest accrued, of certain other existing indebtedness prior to their maturity under cross-default or cross-acceleration provisions in our existing loan agreements, including the indenture governing our 2013 Convertible Notes and the Indenture governing our 2014 Notes. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity or if we are unable to borrow additional amounts under existing credit facilities, we may lack sufficient financial resources to make these payments or to fund our other cash requirements. Any such event could have a material adverse effect on our financial condition, results of operations and business prospects and subject us to insolvency and bankruptcy risks.

Our controlling shareholder, Mr. Xiaofeng Peng, has directly or indirectly pledged a significant portion of his equity interests in our Company to secure certain loan facilities. A default under these loan facilities could potentially result in a change of control of our Company.

As of the date hereof, Mr. Xiaofeng Peng, our founder and chairman, currently beneficially owns, through LDK New Energy Holding Limited, his wholly owned British Virgin Islands company (“LDK New Energy”), 67.3 million of our shares, representing approximately 44.1% of our outstanding share capital, without taking into account any securities that any shareholder or option holder has the right to acquire within 60 days after the date herein through the exercise of any option, warrant or right. As collateral, LDK New Energy has pledged up to 67.3 million of our ordinary shares (including ordinary shares represented by ADSs), representing approximately 44.1% of our outstanding ordinary shares as of the date of this Consent Solicitation Statement, to secure certain loan facilities used to finance its investment in the thin-film solar project and other projects. As of the date hereof, Mr. Xiaofeng Peng and LDK New Energy have received top-up notices from the lenders, requiring them to deposit additional cash or shares in our share capital as additional collateral in order to maintain the loan collateral cover ratios set forth the relevant loan facility agreements. There have also been instances of defaults and non-compliances on the part of Mr. Xiaofeng Peng and LDK New Energy. In October 2012, we were informed by Mr. Xiaofeng Peng and LDK New Energy that the lenders of these loan facilities have agreed to forbear from exercising their power of sale with regard to certain of the pledged collateral arising as a result of various prior defaults under the loan facilities by LDK New Energy for a period of 12 months ending toward the end of September 2013, subject to the terms and conditions in the forbearance arrangement and an amended and restated credit facility agreement that we entered into on October 22, 2012. An acceleration under these loan facilities could potentially result in a change of control of our Company.

We are exposed to various risks related to legal proceedings, international trade sanctions, or claims or allegations in press articles or market reports, which could adversely affect our business operations, financial condition and reputation, and may cause loss of business.

On November 8, 2011, upon the petition of several U.S.-based manufacturers of PV products, the U.S. Department of Commerce (the “DOC”) initiated an anti-dumping and countervailing duty investigation on crystalline silicon PV cells imported from China into the U.S., whether or not assembled into solar modules. A group of PRC PV product exporters have responded to the complaint, contesting the allegations. The DOC and the U.S. International Trade Commission (the “ITC”) have made their preliminary and final determinations in the investigation, and it is expected that the DOC will formally issue the Anti-dumping Order and Countervailing Order on November 23, 2012. From that date forward, we will be subject to an anti-dumping duty of 31.18% and a countervailing duty of 3.61%. PRC respondent companies are entitled to an opportunity to contest the determinations in the relevant U.S. court, but it is unclear whether they will do so and what the outcome might be. On September 6, 2012 and November 8, 2012, respectively, the European Union initiated an anti-dumping investigation and an anti-subsidy investigation on crystalline silicon PV modules and panels and cells and wafers of the type used in crystalline silicon PV modules or panels from China. We have been selected by the European Commission as a “sample” company in the investigation, which means we will need to fully participate in the investigation process. It is projected that the European Commission (the “EC”) will complete the anti-dumping and anti-subsidy investigations by the end of 2013, but it is unclear whether the EC will impose anti-dumping and/or countervailing (anti-subsidy) duties in its final determination.

In addition to the PV products that we have sold directly to the U.S. and European markets, we have also supplied polysilicon and other components to other PRC-based PV product manufacturers who export their PV products to the U.S. and European markets. In addition to affecting our direct sales, any anti-dumping and/or countervailing duty finally imposed by the U.S. and/or European authorities may indirectly affect us through its impact on such PRC-based PV product manufacturers, and may have a material adverse effect on our business prospects, financial condition and results of operations. As we have significantly relied on international customers for our products since our inception, any similar or other trade-related investigations and proceedings as well as any similar or other resultant anti-dumping and/or countervailing duty imposed by jurisdictions where we have directly or indirectly sold significant quantities of our PV products may result in a material adverse effect on our business prospects, financial condition and results of operations.

We are engaged in discussions with potential investors with a view to possible dispositions of our equity or assets and restructuring of our business operations; the consummation of any such transaction may not realize the full value of our equity or assets, and may result in a change of control of our Company.

We have engaged, and may continue to engage, in discussions and explorations with potential investors that may wish to invest in us or purchase our subsidiary businesses in part or in whole. Although we have not reached any agreements with any such potential investors, and we have not determined what subsidiary business or any percentage of these businesses to sell, a potential transaction of this nature may not realize the full value of our equity or assets. Any such transaction may result in a change of control of our Company. Upon the occurrence of a change of control, we will be required to purchase our 2014 Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest in accordance with the terms of the Indenture. In addition, a change of control of our Company may constitute an event of default under our loan agreements, which could potentially trigger cross-default or cross-acceleration provisions in other financing agreements, including the 2014 Notes, the 2013 Convertible Notes, and various loan agreements at our subsidiary levels as well as at the level of our major shareholder, LDK New Energy. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity or if we are unable to borrow additional amounts under existing credit facilities, we may lack sufficient financial resources to make these payments or to fund other cash requirements, which would have a material adverse effect on our financial condition, results of operations and business prospects. Restructuring of our business operations may also cause unforeseeable consequences to our business prospects, financial condition and results of operations.

THE PROPOSED AMENDMENTS

The description of the terms of the Indenture and the Proposed Amendments set forth below is only a summary and is qualified in its entirety by (i) the terms and conditions of the Indenture and the 2014 Notes as currently in effect and (ii) the relevant terms of the 2014 Notes as proposed to be amended by the Supplemental Indenture, the form of which is set forth in Exhibit A to this Consent Solicitation Statement. Each Holder should carefully review this entire Consent Solicitation Statement, including the form of Supplemental Indenture in Exhibit A, before making a decision regarding the Consent Solicitation. Holders may obtain copies of the Indenture without charge from the Information and Tabulation Agent.

This section sets forth a brief description of the Proposed Amendments for which Consents are being sought pursuant to this Consent Solicitation Statement, the rationale for the Proposed Amendments and certain potential consequences if the Proposed Amendments were effected upon execution of the Supplemental Indenture. The Proposed Amendments together constitute a single proposal and a consenting Holder must consent to the Proposed Amendments as an entirety and may not consent selectively with respect to certain of the Proposed Amendments. If Requisite Consents are received and the Proposed Amendments become effective, the Proposed Amendments will be binding on all Holders, including non-consenting Holders. The Proposed Amendments will be embodied in an amendment to the Indenture in the form set forth in the Supplemental Indenture attached as Exhibit A hereto. Pursuant to the Proposed Amendments, certain sections of the Indenture will be amended as set forth below, with additions shown in double-underline and deletions shown in ~~strikethrough~~. We are also proposing to amend other provisions affected by the Proposed Amendments as set forth in the form of Supplemental Indenture attached as Exhibit A hereto.

Summary of the Proposed Amendments

We are seeking Consent to amend the following covenants (and to amend and introduce related definitions) of the Indenture:

•	Amendments to the “Limitation on Indebtedness and Preferred Stock” covenant:

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to add three additional categories of Permitted Indebtedness under Section 3.8(b) of the Indenture in order to (i) permit LDK Silicon & Chemical or its Subsidiary to issue up to US$200 million of Series B Preferred Shares for the purpose of settling certain accounts payable owed to vendors or suppliers of our PRC subsidiaries, (ii) allow Guarantees by any Restricted Subsidiary of amounts that remain owed by a Disposed Restricted Subsidiary (as such term would be defined by the Proposed Amendments) following the transfer of a majority or all of the capital stock of such Disposed Restricted Subsidiary to creditors or investors in exchange for the forgiveness or assumption of a portion or all of the outstanding indebtedness of such Disposed Restricted Subsidiary and/or the transferring Restricted Subsidiary and (iii) allow us to incur up to an aggregate principal amount of US$350 million, with limits on the maximum aggregate amount that can be Incurred and outstanding for each business line and during each quarter, to fund the ramp-up of production of polysilicon, solar wafers, cells and modules and to fund EPC services and solar farm projects;

•	to include the Series A Preferred Shares issued by LDK Silicon & Chemical in June 2011 as Indebtedness that may be refinanced with permitted Refinancing Indebtedness;

•

to amend the maximum principal amount that can be Incurred and outstanding at any time as Purchase Money Indebtedness and Capitalized Lease Obligations from 10% of Total Assets to a maximum aggregate principal amount of US$780 million. To date, we have Incurred and have outstanding approximately US$660 million of Purchase Money Indebtedness and Capitalized Lease Obligations The additional amounts would be used to finance the installation and construction of property, plant and equipment to improve efficiency at our polysilicon, solar wafer, cell and module facilities; and

•

to increase the amount of permitted working capital Indebtedness to US$125 million from US$75 million to allow us to continue to fund payments of outstanding payables, interest expenses, research and development expenses and miscellaneous operating expenses at our production facilities.

•	Amendment to the “Limitation on Restricted Payments” covenant:

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to allow us to pay any dividend or other distribution on the Series B Preferred Shares, provided that LDK Silicon & Chemical and all other Subsidiaries within the Polysilicon Group are Restricted Subsidiaries at the time of such distribution; and

•

to clarify that the calculation of the aggregate amount of Restricted Payments will exclude any permitted dividends or distributions with respect to the Series B Preferred Shares in the same manner as dividends or distributions with respect to the Series A Preferred Shares currently outstanding.

•	Amendment to the “Limitation on Asset Sales” covenant:

•	to remove the requirement that the Company be able to Incur at least US$1.00 of additional Indebtedness under Section 3.8(a) when conducting an Asset Disposition.

•	Amendment to the “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant:

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to allow for any restrictions imposed on the payment of dividends or other distributions on the Common Stock of LDK Silicon & Chemical or its Subsidiary by the terms of the Series B Preferred Shares in the same manner as the Series A Preferred Shares currently outstanding.

•	Amendments to the “Event of Default” provision:

•	to only trigger an Event of Default under Section 6.1(a)(5) in the case of a default by the Company or any “Significant Subsidiary” (as defined below) under any Indebtedness;

•

to only trigger an Event of Default under Section 6.1(a)(6) in the case of failure by the Company or any of its “Significant Subsidiaries” to pay one or more final judgments against any of them in excess of US$10 million;

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to only trigger an Event of Default under Section 6.1(a)(8) when the Company or any “Significant Subsidiary” commences a voluntary case under any applicable bankruptcy, insolvency or other similar law, consents to the entry of such order, consents to the appointment of or taking possession by a receiver or liquidator for substantially all of the property and assets of the Company or any Significant Subsidiary, or effects any general assignment for the benefit of creditors; and

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to add a defined term for “Significant Subsidiary” which means “any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the U.S. Securities and Exchange Commission as in effect on the date of the Second Supplemental Indenture.”

•	Amendment to the definition of “Change of Control”:

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to remove the provision whereby if the Permitted Holders beneficially own, directly or indirectly, in the aggregate less than 35% of the Voting Stock of the Company such circumstance will give rise to a Change of Control.

•	Amendments to the definition of “Permitted Investments”:

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to (i) allow Investments equal to the Fair Market Value of the Capital Stock of any Disposed Restricted Subsidiary held by any Former Holding Company immediately following a sale or disposition of Capital Stock which results in such Disposed Restricted Subsidiary ceasing to be a Restricted Subsidiary; and (ii) allow Guarantees by a Restricted Subsidiary of Indebtedness of a Disposed Restricted Subsidiary in connection with transactions in which one of our Restricted Subsidiaries agrees to transfer a majority or all of the Capital Stock in a Disposed Restricted Subsidiary in exchange for the forgiveness or assumption of a portion or all of its outstanding debt obligations and/or the outstanding debt obligations of such Disposed Restricted Subsidiary, and (iii) allow for the redemption of Series A Preferred Shares of LDK Silicon & Chemical from the proceeds of permitted Refinancing Indebtedness.

•	Amendment to the definition of “Polysilicon Subscription Agreement”:

•	to account for the potential extension of the mandatory redemption date of the Series A Preferred Shares issued by LDK Silicon & Chemical beyond June 2013.

Amendments to the “Limitation on Indebtedness and Preferred Stock” Covenant:

The Proposed Amendment to Create Three Additional Categories of “Permitted Indebtedness”

As part of our liquidity and capital restructuring plan, we are considering opportunities to issue equity in LDK Silicon & Chemical, our majority-owned subsidiary which holds our polysilicon business and operations, or its Subsidiary, for the purpose of settling certain accounts payable owed to vendors or suppliers of our Restricted Subsidiaries organized under the laws of the PRC. Accordingly, we are seeking amendments to the covenant that restricts us and our Restricted Subsidiaries from Incurring Indebtedness to allow LDK Silicon & Chemical or its Subsidiary to issue up to US$200 million of new Series B Preferred Shares.

If the Requisite Consents are received, upon the execution of the Supplemental Indenture, an additional category of Permitted Indebtedness will be added as Section 3.8(b)(xvii) as follows:

“(xvii) the Company may, upon receipt of payment therefor, cause LDK Silicon & Chemical or its Subsidiary to issue up to US$200 million (calculated as the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price) series B redeemable convertible preferred shares ; provided, that the series B redeemable convertible preferred shares are issued in exchange for, or that the net cash proceeds of such Incurrence are used solely to pay for, amounts recorded as accounts payable owed to vendors or suppliers by the Company’s Restricted Subsidiaries organized under the laws of the PRC; and provided further that the series B redeemable convertible preferred shares are not Disqualified Capital Stock;”

As described in further detail in “—Amendments to the Definition of “Permitted Investments,” we are currently in discussions with potential investors and creditors, including a creditor of our subsidiary, Anhui LDK, and its wholly owned subsidiary, Hefei LDK with respect to the Hefei Transaction (as defined below), in which we may transfer a majority or all of the Capital Stock of Anhui LDK or Hefei LDK to the potential investors and creditors in exchange for the forgiveness or assumption of a portion or all of subsidiaries’ outstanding indebtedness. We would continue to guarantee the remaining obligations of Anhui LDK and to guarantee the outstanding obligations of Hefei LDK. We may also seek to enter into similar arrangements with respect to the outstanding obligations of our subsidiary, Jiangxi LDK Optronics. If these proposed transactions proceed in the manner set forth above, any of Anhui LDK, Hefei LDK and Jiangxi LDK Optronics would no longer be our Restricted Subsidiaries and our continuing guarantees of the obligations of any of Anhui LDK, Hefei LDK and Jiangxi LDK Optronics would be considered Incurrences of Indebtedness under the Indenture. Accordingly we are seeking an amendment to permit such guarantees as Permitted Indebtedness under the Indenture.

If the Requisite Consents are received, upon the execution of the Supplemental Indenture, a further category of Permitted Indebtedness will be added as Section 3.8(b)(xviii) as follows:

“(xviii) Guarantees by any Restricted Subsidiary of amounts that remain owed by a Disposed Restricted Subsidiary that was a Restricted Subsidiary at the time the Indebtedness guaranteed was Incurred (including any Refinancing Indebtedness), provided such Guarantees are Incurred in the manner described in clause (14) of the definition of “Permitted Investments; and”

The PV business is capital intensive and it is crucial for PV industry participants to obtain large amounts of financing to fund the purchase of raw materials and payments for utilities, labor and operating expenses in a timely manner in order to survive or succeed. In response to market conditions, in recent months we have substantially reduced our production volumes and temporarily suspended operations at certain of our plants. Based on our management’s estimates, we will require new financing of approximately US$350 million to fund the ramp up of production of polysilicon, solar wafers, cells and modules over the next 12 months in order to position ourselves to generate positive cash flow. Accordingly, we are seeking amendments to the covenant that restricts us and our Restricted Subsidiaries from Incurring Indebtedness to allow us to Incur a new category of Indebtedness for such purpose.

If the Requisite Consents are received, upon the execution of the Supplemental Indenture, an additional category of Permitted Indebtedness will be added as Section 3.8(b)(xix) as follows:

“(xix) Production Financing Indebtedness of the Company or any Restricted Subsidiary; provided that the aggregate principal amount of Indebtedness permitted by this clause (xix) at any time outstanding does not exceed US$350 million (or the Dollar Equivalent thereof) and provided further that the aggregate principal amount of such Indebtedness permitted by this clause (xix) outstanding (A) on or prior to December 31, 2012 shall not exceed US$100 million, (B) on January 1, 2013 and on or prior to March 31, 2013 shall not exceed US$200 million, and (C) on April 1, 2013 and on or prior to June 30, 2013 shall not exceed US$300 million.”

If the Requisite Consents are received, upon the execution of the Supplemental Indenture, a new definition for “Production Financing Indebtedness” will be added to Section 1.1 as follows:

“Production Financing Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary Incurred to finance raw materials, utilities, labor and operating expenses in connection with (1) polysilicon production, (2) solar wafer production, (3) cell production, (4) module production or (5) EPC services and solar farm projects; provided, that the aggregate principal amount of Production Financing Indebtedness Incurred and at any time outstanding under Section 3.8(b)(xix) shall not exceed US$85 million, with respect to polysilicon production, US$95 million, with respect to solar wafer production, US$30 million, with respect to solar cell production, US$90 million, with respect to solar module production, and US$50 million, with respect to EPC services and solar farm projects.”

The Proposal to Amend the Refinancing Indebtedness Provision

In June 2011, LDK Silicon & Chemical issued Series A Preferred Shares pursuant to the Polysilicon Subscription Agreement dated December 30, 2010. These preferred shares will become mandatorily redeemable if: (i) we, LDK Silicon & Chemical, Mr. Xiaofeng Peng, LDK Silicon Holding Co., Limited, Jiangxi LDK Solar Polysilicon Co., Ltd., Jiangxi LDK PV Silicon Technology Co., Ltd. or Jiangxi LDK Solar High-Tech Co., Ltd. are in material breach of the terms and conditions of the “Transaction Documents” as defined in the Polysilicon Subscription Agreement; or (ii) LDK Silicon & Chemical has not completed a qualified initial public offering by June 2013. As discussed in “—Amendment to the Definition of “Polysilicon Subscription Agreement”,” we are currently in discussions with the Polysilicon Investors on the possibility of amending the Polysilicon Subscription Agreement to delay the mandatory redemption date beyond June 2013, which will be beyond the maturity of the 2014 Notes. In order to minimize our mandatory redemption obligations, LDK Silicon & Chemical may opt to redeem a portion or all of the Series A Preferred Shares with the proceeds of new refinancing indebtedness. To help us effect such proposal, we are seeking an amendment to the provision on Refinancing Indebtedness in Section 3.8(b)(viii) to allow us to Incur this Indebtedness as Refinancing Indebtedness.

If the Requisite Consents are received, upon the execution of the Supplemental Indenture, Section 3.8(b)(viii) will provide as follows:

“(viii) Refinancing Indebtedness in respect of: (A) Indebtedness (other than Indebtedness owed to the Company or any Subsidiary of the Company) Incurred pursuant to clause (a) above (it being understood that no Indebtedness outstanding on the Issue Date is Incurred pursuant to such clause (a) above), or (B) Indebtedness Incurred pursuant to clause (i), (ii), ~~or~~ (iii) ~~above~~ or (xiii) (excluding Indebtedness outstanding on the Issue Date deemed to be incurred under clause (xi) below or Indebtedness owed to the Company or a Subsidiary of the Company);”

The Proposal to Amend the Purchase Money Indebtedness Category

We are seeking an amendment to Section 3.8(b)(ix) to change the maximum principal amount of Indebtedness that our Company or any Restricted Subsidiary can Incur under the Purchase Money Indebtedness category of Permitted Indebtedness in order to fund capital expenditures: (i) for the installation and construction of hydrochlorination facilities and other improvement projects for our polysilicon facility; and (ii) for additional equipment and construction expenditures to improve the efficiency of our solar wafer, cell and module facilities.

Currently, Section 3.8(b)(ix) only allows us to Incur Indebtedness up to an aggregate principal amount that does not exceed 10% of Total Assets, after giving pro forma effect to the amount Incurred as Purchase Money Indebtedness and Capitalized Lease Obligations. To date, we have Incurred and have outstanding approximately US$660.0 million of Purchase Money Indebtedness and Capitalized Lease Obligations which accounts for approximately 11.5% of Total Assets as of September 30, 2012. Therefore, we are not currently in a position to Incur additional Purchase Money Indebtedness and Capitalized Lease Obligations within the terms of Section 3.8(b)(ix). Accordingly, we are seeking the ability to Incur a further approximately US$120 million aggregate principal amount of Purchase Money Indebtedness and Capitalized Lease Obligations and to limit the aggregate principal amount of Purchase Money Indebtedness and Capitalized Lease Obligations that we can Incur and have outstanding to a specified dollar amount, eliminating reference to a percentage of Total Assets. The maximum aggregate principal amount of Purchase Money Indebtedness and Capitalized Lease Obligations we can Incur and have outstanding under these amendments will include the US$660.0 million Incurred and outstanding to date.

If the Requisite Consents are received, upon the execution of the Supplemental Indenture, Section 3.8(b)(ix) will provide as follows:

“(ix) Capitalized Lease Obligations and Purchase Money Indebtedness of the Company or any Restricted Subsidiary; provided, however, that on the date of the Incurrence of any Indebtedness permitted by this clause (ix) and after giving effect thereto, the aggregate principal amount outstanding of all such Indebtedness permitted by this clause (ix) (together with Refinancings thereof) does not exceed an amount equal to ~~10% of Total Assets~~US$780 million (or the Dollar Equivalent thereof);”

The Proposal to Increase the Working Capital Basket

We are seeking an amendment to Section 3.8(b)(xi) in order to increase the maximum aggregate principal amount of Indebtedness for working capital purposes that our Company or any Restricted Subsidiary may have outstanding at any time. The Indenture currently limits the aggregate principal amount of such Indebtedness that may be outstanding at any time to US$75 million (or the Dollar Equivalent thereof). In general, we rely on our working capital to fund the payment of outstanding payables, interest expenses, research and development expenses and miscellaneous operating expenses of the Company and its Restricted Subsidiaries. In the current environment of industry-wide competition and demand constraints in the solar market, however, available credit from vendors has been, and we expect will continue to be, severely constrained. Accordingly, we are required to allocate a greater proportion of our working capital to meet these expenses. As of December 31, 2009, 2010 and 2011 and September 30, 2012, we had working capital deficits (being our total consolidated current liabilities less our total consolidated current assets) of US$833.6 million, US$1,602.4 million, US$2,099.4 million and US$2,808.7 million, respectively. These developments mean that we need the ability to access an increased aggregate principal amount of working capital facilities to meet the expected future requirements of our businesses during this period of strained liquidity.

If the Requisite Consents are received, upon the execution of the Supplemental Indenture, Section 3.8(b)(xi) will provide as follows:

“(xi) Indebtedness of the Company or any Restricted Subsidiary with a maturity of one year or less used by the Company or any Restricted Subsidiary for working capital purposes; provided that the aggregate amount of Indebtedness permitted by this clause (xi) at any time outstanding does not exceed US$~~75~~125 million (or the Dollar Equivalent thereof);”

Amendment to the “Limitation on Restricted Payments” Covenant:

As part of the proposal to issue Series B Preferred Shares in LDK Silicon & Chemical or its Subsidiary, we will need flexibility to pay any dividend or distributions on any Series B Preferred Shares issued by LDK Silicon & Chemical or its Subsidiary in the same manner as is currently provided for the Series A Preferred Shares previously issued by LDK Silicon & Chemical. Accordingly, we are seeking an amendment to add the following carve out to the “Limitation on Restricted Payments” covenant as Section 3.9(b)(viii):

“(viii) any dividend or other distributions on the series B redeemable convertible preferred shares issued pursuant to Section 3.8(b)(xvii); provided that LDK Silicon & Chemical and all other Subsidiaries within the Polysilicon Group are Restricted Subsidiaries at the time of such payment.”

In addition, such dividends or distributions with respect to the Series B Preferred Shares will be excluded from the determination of the aggregate amount of Restricted Payments in the same manner as the Series A Preferred Shares currently outstanding. Accordingly, we are seeking an amendment to Section 3.9(b) as follows:

“In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date, amounts expended pursuant to clauses (i), (v) and (vi) (in each such case, without duplication for the declaration of the relevant dividend), (iv), ~~and~~ (vii) and (viii) (to the extent the cumulative total of all such payments pursuant to (vii) and (viii) exceeds US$~~240~~440 million (or the Dollar Equivalent thereof)) will be included in such calculation and amounts expended pursuant to clauses (ii), (iii), ~~and~~ (vii) and (viii) (to the extent the cumulative total of such payments equals or is less than US$~~240~~440 million (or the Dollar Equivalent thereof)) above will not be included in such calculation.”

Amendment to the “Limitation on Asset Sales” Covenant:

In order to reduce our existing debt obligations, we are currently engaged in discussions with creditors and investors on the potential for transferring all or substantially all of the Capital Stock of certain of our Restricted Subsidiaries in exchange for the creditor or investor assuming or forgiving outstanding obligations of the relevant Restricted Subsidiary. Such a transfer would constitute an Asset Disposition under the existing Indenture, which can only be conducted if we can Incur at least US$1.00 of additional Indebtedness pursuant to the “Limitation on Indebtedness and Preferred Stock” covenant in Section 3.8(a) of the Indenture after giving pro forma effect to the Asset Disposition.

To Incur Indebtedness pursuant to Section 3.8(a), we must meet the Consolidated Fixed Charge Coverage Ratio. However, as described in “Risks to Non-Consenting Holders; Special Considerations—Supplemental Risk Factors—We are operating with a significant working capital deficit and are restricted from incurring additional indebtedness; these conditions raise substantial doubt as to our ability to continue as a going concern,” we have not been able to meet our Consolidated Fixed Charge Coverage Ratio in recent quarters. Until our Consolidated Fixed Charge Coverage Ratio improves, we will be restricted from conducting such Asset Dispositions of our Restricted Subsidiaries. As such, we are seeking to amend the “Limitation on Asset Sales” covenant to remove the requirement that the Company must be able to Incur at least US$1.00 of additional Indebtedness pursuant to Section 3.8(a) of the “Limitation on Indebtedness and Preferred Stock” covenant.

If the Requisite Consents are received, upon the execution of the Supplemental Indenture, Section 3.11 will be amended as follows:

“Section 3.11. Limitation on Asset Sales. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(i) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of;

(ii) at least 75% of the consideration received for the assets sold by the Company or the Restricted Subsidiary, as the case may be, the Asset Sale will be in the form of cash or Cash Equivalents received at the time of such Asset Sale. For purposes of this Section 3.11, the following will be deemed to be cash:

(A) any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assumption, assignment, novation or similar agreement that releases the Company or such Restricted Subsidiary from further liability; and

(B) any securities, notes or other obligations received by the Company or any Restricted Subsidiary from such transferee that are promptly, but in any event within 30 days of closing, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

(iii) no Default or Event of Default shall have occurred and be continuing or would occur as a result of such Asset Sale.~~; and~~

~~(iv) in the case of an Asset Sale that constitutes an Asset Disposition, the Company could Incur at least US$1.00 of additional Indebtedness pursuant to Section 3.8(a) after giving pro forma effect to such Asset Disposition.~~”

Amendment to the “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” Covenant:

In relation to the proposal to issue Series B Preferred Shares in LDK Silicon & Chemical or its Subsidiary for the purpose of settling certain accounts payable owed to vendors or suppliers of our PRC subsidiaries, we expect to negotiate certain restrictions on payment of dividends or other distributions on the Common Stock of LDK Silicon & Chemical or its Subsidiary in connection with the newly issued Series B Preferred Shares of LDK Silicon & Chemical or its Subsidiary. As such, we are seeking to amend the “Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant to exclude restrictions imposed on the payment of dividends or other distributions in respect of such issuance.

If the Requisite Consents are received, upon the execution of the Supplemental Indenture, Section 3.14(b)(ix) will be added as follows:

“(ix) any restrictions imposed on the payment of dividends or other distributions on the Common Stock of LDK Silicon & Chemical or its Subsidiary in connection with the issuance of the series B redeemable convertible preferred shares pursuant to Section 3.8(b)(xvii).”

Amendments to the “Event of Default” Provision:

Under the existing Indenture, we will trigger an Event of Default if, among other factors, we or any of our Restricted Subsidiaries: (i) default under any Indebtedness due to failure to pay principal, premium or interest or which default results in the acceleration of such Indebtedness prior to its Stated Maturity where the aggregate amount of such Indebtedness exceeds US$10 million; (ii) fail to satisfy any final judgment(s) in excess of US$10 million; and (iii) commence a voluntary case under any applicable bankruptcy, insolvency or other similar law, consent to the entry of such order, consent to the appointment of or taking possession by a receiver or liquidator for substantially all of the property and assets of our Company or any Restricted Subsidiary, or effect any general assignment for the benefit of creditors. We currently have certain Restricted Subsidiaries which do not contribute significant revenue to our group and have been operating at a loss and/or are in danger of becoming insolvent. In order to prevent the bankruptcy or insolvency of these insignificant Restricted Subsidiaries from impairing our ability to weather the current challenging market environment. We believe that the above Events of Default should only be triggered by the defaults, failure to satisfy judgments, or bankruptcy or insolvency of our significant subsidiaries. As such, we are seeking an amendment to the “Event of Default” provision in order to prevent the bankruptcy or insolvency of these insignificant Restricted Subsidiaries from impairing our ability to weather the current challenging market environment.

If the Requisite Consents are received, upon the execution of the Supplemental Indenture, Section 6.1 will be amended as follows:

“(5) default by the Company or any ~~Restricted~~Significant Subsidiary under any Indebtedness which:

(i) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of any applicable grace period provided in such Indebtedness on the date of such default; or

(ii) results in the acceleration of such Indebtedness prior to its Stated Maturity;

and the principal or accreted amount of Indebtedness covered by (i) or (ii) at the relevant time, aggregates US$10 million (or the Dollar Equivalent thereof) or more.

(6) failure by the Company or any of its ~~Restricted~~Significant Subsidiaries to pay one or more final judgments against any of them which are not covered by adequate insurance by a solvent insurer of national or international reputation which has acknowledged its obligations in writing, aggregating US$10 million (or the Dollar Equivalent thereof) or more, which judgment(s) are not paid, discharged or stayed for a period of 60 days or more;

(8) the Company or any ~~Restricted~~Significant Subsidiary (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any ~~Restricted~~Significant Subsidiary or for all or substantially all of the property and assets of the Company or any ~~Restricted~~Significant Subsidiary or (iii) effects any general assignment for the benefit of creditors; or”

If the Requisite Consents are received, upon the execution of the Supplemental Indenture, the following definition of “Significant Subsidiary” will be introduced and included in Section 1.1 of the Indenture:

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the U.S. Securities and Exchange Commission as in effect on the date of the second Supplemental Indenture.”

Amendment to the Definition of “Change of Control”:

As part of our liquidity and capital restructuring plan, we intend to raise funds through equity offerings, including equity offerings at the Company level, when market conditions permit and such issuances are in the overall interests of our business. In addition, Mr. Xiaofeng Peng, through LDK New Energy, has pledged approximately 44.1% of our outstanding shares as of September 30, 2012, to secure certain loan facilities. See “Supplemental Risk Factors—Our controlling shareholder, Mr. Xiaofeng Peng, has directly or indirectly pledged a significant portion of his equity interests in our Company to secure certain loan facilities. A default under these loan facilities could potentially result in a change of control of our Company” in this Consent Solicitation Statement for further details. In accordance with subclause (1) of the definition of Change of Control in the Indenture, a Change of Control could result from: (i) equity offerings at the Company level if the ownership threshold of our Permitted Holders, Mr. Xiaofeng Peng and his Affiliates, falls below 35% of the Voting Stock of our Company or (ii) a default or non-compliance with loan facilities of Mr. Xiaofeng Peng and his Affiliates, which are secured with shares owned by Mr. Xiaofeng Peng and his Affiliates, that results from the enforcement by the lenders of their rights with respect to the shares pledged to secure these loan facilities. In order to increase flexibility to raise additional funds through equity offerings and avoid a change of control due to the shareholding percentage held by Mr. Xiaofeng Peng and his Affiliates, we are seeking an amendment to remove subclause (1) under the definition of Change of Control. As the new subclause (1) of the definition of Change of Control will still require that the Permitted Holders remain the largest beneficial owner compared to any other Person or Group, Holders will still have change of control protection to guard against the total voting power of the Permitted Holders falling too low.

If the Requisite Consents are received, upon the execution of the Supplemental Indenture, the definition of Change of Control in Section 1.1 will be amended as follows:

““Change of Control” means the occurrence of one or more of the following:

~~(1) the Permitted Holders beneficially own, directly or indirectly, in the aggregate less than 35% of the Voting Stock of the Company (including a Successor Company, if applicable);~~

~~(2)~~(1) any Person or Group is or becomes the “beneficial owner,” directly or indirectly, of total voting power of the Voting Stock of the Company (including a Successor Company, if applicable) greater than such total voting power held beneficially by the Permitted Holders;

~~(3)~~(2) the Company consolidates with, or merges with or into, another Person, or the Company sells, conveys, assigns, transfers, leases or otherwise disposes of all or substantially all of the assets of the Company, determined on a consolidated basis, to any Person;

~~(4)~~(3) individuals who on the Issue Date constituted the board of directors of the Company, together with any new directors whose election by the board of directors was approved by a vote of at least two-thirds of the directors then still in office who were either directors or whose election was previously so approved, cease for any reason to constitute a majority of the board of directors of the Company then in office; or

~~(5)~~(4)the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company, whether or not otherwise in compliance with the provisions of this Indenture.”

Amendments to the Definition of “Permitted Investments”:

As discussed above, in order to reduce our existing debt obligations, we are currently engaged in discussions with creditors and investors on the potential for transferring all or substantially all of the Capital Stock of certain of our Restricted Subsidiaries in exchange for the creditor or investor assuming or forgiving outstanding obligations of the relevant Restricted Subsidiary.

We are currently in discussions with a creditor of our subsidiary, Anhui LDK, and its wholly owned subsidiary, Hefei LDK. Anhui LDK and Hefei LDK have outstanding indebtedness of approximately RMB1.0 billion and RMB2.0 billion, respectively. The obligations of Anhui LDK and Hefei LDK are guaranteed by our subsidiary, Jiangxi LDK Solar. Upon receipt of the Requisite Consents, we plan to transfer a majority of the Capital Stock of Hefei LDK to Anhui LDK’s creditor in exchange for the forgiveness of approximately RMB350 million principal amount of Anhui LDK’s outstanding indebtedness. Jiangxi LDK Solar would continue to guarantee the remaining approximately RMB650 million obligations of Anhui LDK and to guarantee a portion of the outstanding obligations of Hefei LDK (we refer to this transaction as the “Hefei Transaction”). If the Hefei Transaction proceeds in the manner set forth above, Hefei LDK would no longer be our Restricted Subsidiary. Accordingly, our continuing guarantees of the obligations of Hefei LDK would be Investments deemed to have been incurred at the time the Hefei Transaction took effect. Under the Indenture, these Investments would be subject to the “Limitation on Restricted Payments” covenant.

As an alternative to the Hefei Transaction and subject to approval from the relevant regulatory agencies, we may also consider selling all of the Capital Stock of Anhui LDK or Heifei LDK to a third party investor in exchange for cash and such third party investor’s commitment to assume all of the liabilities of Anhui LDK and Hefei LDK. Upon completion of such transaction, Anhui LDK or Hefei LDK would no longer be our Subsidiary (we refer to this transaction as the “Alternate Hefei Transaction”). Upon completion of the Alternate Hefei Transaction, Jiangxi LDK Solar would be released from its guarantee of the outstanding indebtedness of Anhui LDK and Hefei LDK within 12 months.

In addition, we may seek to enter into similar arrangements with respect to the outstanding obligations of our subsidiary, Jiangxi LDK Optronics. As of September 30, 2012, Jiangxi LDK Optronics had outstanding obligations in an aggregate principal amount of approximately US$7.9 million all of which are guaranteed by Jiangxi LDK Solar. We are currently in discussion with creditors of Jiangxi LDK Optronics to transfer a majority of the Capital Stock of Jiangxi LDK Optronics to its creditors in exchange for the forgiveness of a portion of its outstanding obligations while Jiangxi LDK Solar would continue to guarantee the remaining portion of its obligations outstanding. In that event, Jiangxi LDK Optronics will no longer be our Restricted Subsidiary. Accordingly, our continuing guarantees of the obligations of Jiangxi LDK Optronics would be Investments deemed to have been incurred at the time the proposed transaction took effect. Under the Indenture, this Investment would be subject to the “Limitation on Restricted Payments” covenant.

Pursuant to the definition of “Investment” in the Indenture, upon the sale of Capital Stock of a Restricted Subsidiary whereby such Restricted Subsidiary ceases to be our Subsidiary, we are deemed to have made an Investment on the date of such sale equal to the sum of the Fair Market Value of the Capital Stock of such former Restricted Subsidiary held by our Restricted Subsidiary immediately following such sale and the amount of any Indebtedness of such former Restricted Subsidiary Guaranteed by us or any Restricted Subsidiary. Under the Indenture, these Investments would be subject to the “Limitation on Restricted Payments” covenant.

Accordingly, we are seeking amendments to the definition of Permitted Investments in the Indenture to permit the above actions as Permitted Investments under the Indenture.

If the Requisite Consents are received, upon the execution of the Supplemental Indenture, an additional category will be added to the definition of Permitted Investments in Section 1.1 as follows:

“(14) Investments (a) equal to the Fair Market Value of the Capital Stock of any Person (a “Disposed Restricted Subsidiary”) held by any Restricted Subsidiary (a “Former Holding Company”) immediately following a sale or disposition of Capital Stock which results in such Disposed Restricted Subsidiary ceasing to be a Restricted Subsidiary, or (b) in the form of Guarantees by a Restricted Subsidiary of Indebtedness of any Disposed Restricted Subsidiary that was a Restricted Subsidiary at the time the Indebtedness guaranteed was Incurred (including any Refinancing Indebtedness), which Guarantees are Incurred in connection with the sale or disposition of Capital Stock or assets of such Disposed Restricted Subsidiary, provided that the sale or disposition of Capital Stock or assets of the Disposed Restricted Subsidiary was conducted in accordance with Section 3.11 either (i) in consideration for the release of the Company or any Restricted Subsidiary from liabilities associated with a portion or all of the Indebtedness of such Disposed Restricted Subsidiary and/or its Former Holding Company or (ii) the Net Cash Proceeds of the sale of Capital Stock or assets of the Disposed Restricted Subsidiary is used to repay, redeem or repurchase a portion or all of the Indebtedness of such Disposed Restricted Subsidiary and/or its Former Holding Company, and in either case, the Guarantees by any Restricted Subsidiary Incurred under this clause (14) are in respect of the remaining Indebtedness of such Disposed Restricted Subsidiary that was not released, repaid, redeemed or repurchased; and”

We are also seeking to amend the definition of Permitted Investments in connection with our plans to redeem a portion or all of LDK Silicon & Chemical’s 240,000,000 Series A Preferred Shares. Pursuant to the “Limitation on Restricted Payments” covenant, absent certain exceptions, we cannot redeem any Preferred Stock of a Restricted Subsidiary such as LDK Silicon & Chemical unless we are able to Incur at least US$1.00 of additional Indebtedness pursuant to the “Limitation on Indebtedness and Preferred Stock” covenant in Section 3.8(a) of the Indenture and unless we have sufficient room in our Restricted Payments basket. As discussed above, we must meet the Consolidated Fixed Charge Coverage Ratio in order to Incur Indebtedness pursuant to Section 3.8(a) and as described in “Risks to Non-Consenting Holders; Special Considerations—Supplemental Risk Factors—We are operating with a significant working capital deficit and are restricted from incurring additional indebtedness; these conditions raise substantial doubt as to our ability to continue as a going concern,” we have not been able to meet the Consolidated Fixed Charge Coverage Ratio in recent quarters. As such, we are seeking an amendment to the definition of Permitted Investments to allow for the redemption of a portion of such preferred shares.

If the Requisite Consents are received, upon the execution of the Supplemental Indenture, an additional category will be added to the definition of Permitted Investments in Section 1.1 as follows:

“(15) any purchase, redemption, acquisition or retirement for value of series A redeemable convertible preferred shares of LDK Silicon & Chemical issued pursuant to Section 3.8(b)(xiii) from the proceeds of Refinancing Indebtedness Incurred for such purpose under Section 3.8(b)(viii).”

Amendment to the Definition of “Polysilicon Subscription Agreement”:

Pursuant to the Polysilicon Subscription Agreement dated December 30, 2010 by and among the Polysilicon Investors, each member of the Polysilicon Group, our Company, Jiangxi LDK Solar and Mr. Xiaofeng Peng, LDK Silicon & Chemical issued 240,000,000 Series A Preferred Shares. As discussed above, such preferred shares may become mandatorily redeemable by June 2013.

We are currently in discussions with the Polysilicon Investors on the possibility of amending the Polysilicon Subscription Agreement to extend the mandatory redemption date beyond June 2013, which will be beyond the maturity of the 2014 Notes. Accordingly, we are seeking to amend the definition of “Polysilicon Subscription Agreement” in the Indenture to encompass any amendments to the mandatory redemption date in such agreement.

If the Requisite Consents are received, upon the execution of the Supplemental Indenture, the definition of “Polysilicon Subscription Agreement” in Section 1.1 will be amended as follows:

“Polysilicon Subscription Agreement” means the subscription agreement dated December 30, 2010, as such instrument may be amended from time to time, by and among the Polysilicon Investors, each member of the Polysilicon Group, the Company, Jiangxi LDK Solar High-Tech Co., Ltd. and Mr. Xiaofeng Peng, provided that any such amendment shall not (1) accelerate any date on which such series A redeemable convertible preferred shares mature or are mandatorily redeemable or are redeemable at the sole option of the holder thereof or (2) increase the amount (calculated as the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price) of such series A redeemable convertible preferred shares.”

Regardless of whether the Proposed Amendments become effective, the 2014 Notes will remain outstanding in accordance with all other terms of the 2014 Notes and the Indenture. The changes sought to be effected by the Proposed Amendments will not alter our (or any successor’s) obligation to pay the principal of or interest on the 2014 Notes or the interest rates or maturity dates thereof, or amend any of the other provisions set out in Section 9.2(a) of the Indenture which require consent of each Holder affected thereby.

THE CONSENT SOLICITATION

General

We are soliciting Consents to the Proposed Amendments from the Holders of the 2014 Notes. All Consents must be properly completed, duly executed and delivered prior to the Expiration Date.

The Proposed Amendments will become effective only upon (i) receipt on or prior to the earlier of the Effective Time and the Expiration Date of valid and unrevoked consents from Holders representing at least a majority in aggregate principal amount of the outstanding 2014 Notes on the Record Date and (ii) execution of the Supplemental Indenture by us, the Subsidiary Guarantors, the Trustee, paying and transfer agent and the registrar in accordance with the requirements of the Indenture. As soon as practicable following the receipt of the Requisite Consents, and in compliance with the conditions contained in the Indenture, we, the Subsidiary Guarantors and the Trustee will execute the Supplemental Indenture. The Supplemental Indenture will provide that the Proposed Amendments shall not become operative unless and until we deliver the Consent Fee to the cash accounts of Holders entitled to such payment. If the Supplemental Indenture becomes effective, it will be binding on all Holders and any future transferees, whether or not such Holders have consented to the Proposed Amendments.

If the Requisite Consents are received and we accept the Consents, we will cause to be paid to each Holder who has consented by properly delivering a Consent prior to the Expiration Date, and has not properly revoked such Consent, the applicable Consent Fee on the Payment Date. Failure to properly deliver a Consent will have the same effect as if a Holder had chosen not to give its Consent with respect to the Proposed Amendments.

The delivery of a Consent will not affect a Holder’s right to sell or transfer the 2014 Notes. If a Holder delivers a Consent and subsequently transfers its 2014 Notes, any payment pursuant to this Consent Solicitation with respect to such 2014 Notes will be made to such Holder unless the Consent with respect to such 2014 Notes has been validly revoked by such Holder at any time prior to the earlier of the Effective Time and the Expiration Date.

Beneficial owners of the 2014 Notes who wish to provide a Consent and whose 2014 Notes are held, as of the Record Date, in the name of a broker, dealer, commercial bank, trust company or other nominee institution, must contact such nominee promptly and instruct such nominee, as the Holder of such 2014 Notes, to promptly execute and deliver a Consent on behalf of the beneficial owner on or prior to the Expiration Date.

If the Requisite Consents have not been accepted on or before the Expiration Date, then no Consent shall be valid, and we shall not be obligated to pay any Consent Fee in respect of any Consent.

This Consent Solicitation may be terminated by us, in our sole discretion, at any time prior to the earlier of the Effective Time and the Expiration Date. If this Consent Solicitation is terminated, all Consents received shall be voided and we will not be obligated to pay any Consent Fee to any Holders.

Record Date

The Record Date for the determination of Holders entitled to give Consents pursuant to this Consent Solicitation is 5:00 p.m., London time, on December 14, 2012. This Consent Solicitation Statement is being sent to all Holders. By properly delivering a Consent, the Holder will be deemed to have waived any and all requirements under the Indenture regarding the establishment of the Record Date, including any requirement that such date be established on or by a specific date or during a specific period prior to the Consent Solicitation.

Conditions to this Consent Solicitation

Our obligation to accept Consents and pay the Consent Fee is conditioned on:

(i)	receipt of the Requisite Consents being validly delivered and not revoked pursuant to the terms of the Consent Solicitation prior to the Expiration Date;

(ii)	execution of the Supplemental Indenture by each of the parties contemplated therein;

(iii)	the absence of any law or regulation which would, and the absence of any pending or threatened injunction or other proceeding which (if adversely determined) would, make unlawful or invalid or enjoin the implementation of the Proposed Amendments or the payment of the Consent Fee, or that would question the legality or validity thereof; and

(iv)	(A) no change (or development involving a prospective change) shall have occurred or shall be threatened in our business, properties, assets, liabilities, financial condition, operations, or results of operations, and (B) no change (or development involving a prospective change) shall have occurred in financial markets generally or affecting our equity, or the 2014 Notes that, in our reasonable judgment in the case of either (A) or (B) above, is or may be adverse to us or has or may have a material adverse effect upon the contemplated benefits to us and/or any of our affiliates of the Consent Solicitation.

Unless all other conditions have been satisfied (or waived by us), receipt of the Requisite Consents will not obligate us to accept the Consents or pay the Consent Fee to consenting Holders, or obligate us or the Trustee to execute the Supplemental Indenture.

If any of the conditions are not satisfied (or not waived by us) on or prior to the Expiration Date, we may, in our sole discretion and without giving any notice, allow this Consent Solicitation to lapse or extend the solicitation period and continue soliciting Consents pursuant to this Consent Solicitation. Subject to applicable law, this Consent Solicitation may be abandoned or terminated at any time prior to the earlier of the Effective Time and the Expiration Date, for any reason, in which case any Consents received will be voided and no Consent Fee will be paid.

Expiration Date; Effective Time; Extensions; Amendment

The term “Expiration Date” means 5:00 p.m., London time, on December 21, 2012, unless we, in our sole discretion, extend the period during which this Consent Solicitation is open, in which case the term “Expiration Date” means the latest date and time to which this Consent Solicitation is extended. In order to extend the Expiration Date, we will notify the Information and Tabulation Agent in writing or orally of any extension and will make a public announcement thereof by press release, each prior to 9:00 a.m., London time, on the next business day after the previously scheduled Expiration Date. We may extend this Consent Solicitation on a daily basis or for such specified period of time as we determine in our sole discretion. Failure by any Holder or beneficial owner of the 2014 Notes to be so notified will not affect the extension of this Consent Solicitation.

The term “Effective Time” means the time that we and the Trustee execute the Supplemental Indenture with respect to the Proposed Amendments, whether prior to, concurrent with or after the Expiration Date. We expressly reserve the right to execute and deliver to the Trustee the Supplemental Indenture upon receipt of the Requisite Consents prior to the Expiration Date. Holders who validly consented after the Effective Time but before the Expiration Date (if such Effective Time is earlier than the Expiration Date) and have not validly revoked their Consent prior to the Expiration Date, shall receive the Consent Fee.

Holders who do not timely consent with respect to the Proposed Amendments and Holders whose Consents are revoked before the Expiration Date will not receive the Consent Fee even though the Proposed Amendments, if they become effective, will be binding on them and any transferee of the 2014 Notes. Failure to deliver a Consent will have the same effect as if a Holder had voted “No” to the Proposed Amendments.

If this Consent Solicitation is amended or modified in a manner determined by us to constitute a material change to the Holders, we will promptly disclose such amendment or modification in a manner deemed appropriate and may, if appropriate, extend this Consent Solicitation for a period deemed by us to be adequate to permit the Holders to deliver and/or revoke their Consents.

Notwithstanding anything to the contrary set forth in this Consent Solicitation Statement, we reserve the right, in our sole discretion and regardless of whether any of the conditions described above under “— Conditions to this Consent Solicitation” have been satisfied, subject to applicable law, at any time prior to the earlier of the Effective Time and the Expiration Date to (i) terminate this Consent Solicitation upon the failure to meet a condition specified herein or for any other reason, (ii) waive any of the conditions to this Consent Solicitation, in whole or in part, without any extension of the right to revoke Consents (iii) extend the Expiration Date, (iv) amend the terms of this Consent Solicitation, and/or (v) modify the form or amount of the consideration to be paid pursuant to this Consent Solicitation.

Procedures for Consenting

Consents delivered in accordance with the procedures described below will constitute the delivery of a written Consent by such Holder with respect to such 2014 Notes. All Consents received remain valid and subject to revocation as provided in this Consent Solicitation Statement.

Holders wishing to participate in this Consent Solicitation must submit, or arrange to have submitted on its behalf, on or prior to 5:00 p.m., London time, on the Expiration Date and before the deadlines set by Euroclear and Clearstream, Luxembourg (unless this Consent Solicitation is terminated earlier), a valid Electronic Consent Instruction to Euroclear or Clearstream, Luxembourg, as the case may be. If a Consent relates to fewer than all the 2014 Notes held of record as of the Record Date by the Holder providing such Consent, such Holder must indicate the aggregate dollar amount (in integral multiples of RMB10,000) of such 2014 Notes to which the Consent relates. Otherwise, the Consent will be deemed to relate to all 2014 Notes held of record by the Holder as of the Record Date. The Holder will receive a Consent Fee for only that portion of such 2014 Notes to which the Consent relates.

Only direct participants in Euroclear or Clearstream, Luxembourg may submit Electronic Consent Instructions through Euroclear and Clearstream, Luxembourg. If you are not a direct participant in Euroclear or Clearstream, Luxembourg you must contact your broker, dealer, commercial bank, custodian, trust company or other nominee to arrange for their direct participant through which you hold 2014 Notes to submit an Electronic Consent Instruction on your behalf to the relevant clearing system prior to the deadline specified by the relevant clearing system.

Electronic Consent Instructions. To deliver Consents by Electronic Consent Instruction, a Holder should either (i) contact Euroclear or Clearstream, Luxembourg for participation procedures and deadlines regarding the submission of an authenticated SWIFT message, a Euclid server or Creation instruction to authorize the delivery of Consents; or (ii) request such Holder’s broker, dealer, commercial bank, trust company or other nominee to effect the submission of an Electronic Consent Instruction to authorize the delivery of Consents for such Holder. Holders whose 2014 Notes are held on their behalf by a broker, dealer, commercial bank, trust company or other nominee must contact such entity if they desire to consent to the Proposed Amendments.

Notwithstanding that the Consents are delivered by each Holder by means of an Electronic Consent Instruction, each Holder thereby agrees that such Electronic Consent Instruction constitutes a written consent to the Proposed Amendments.

The receipt of such Electronic Consent Instruction by Euroclear or Clearstream, Luxembourg may be acknowledged in accordance with the standard practices of Euroclear or Clearstream, Luxembourg. For the avoidance of doubt, any such acknowledgement does not constitute an acceptance of the Consent by or on behalf of the Company.

A Holder may consent by submitting a valid Electronic Consent Instruction to the relevant clearing system in accordance with the requirements of the relevant clearing system. The Holder must clearly state in the Electronic Consent Instruction:

•	the aggregate principal amount of 2014 Notes with respect to which the Holder wishes to deliver a Consent; and

•

the name of the Holder, the securities account number for the relevant clearing system in which the 2014 Notes are held, the name of the participant and its corresponding Euroclear or Clearstream, Luxembourg number.

The Consent by a Holder will, on acceptance of the Consent by the Company, constitute a binding agreement between such Holder and the Company in accordance with the terms, and subject to the conditions, set forth in this Consent Solicitation Statement and in the Electronic Consent Instruction, as the case may be. A Consent by a Holder may be validly revoked prior to the Expiration Date or the Effective Time, whichever is earlier, by submitting an electronic revocation instruction to the relevant clearing system; provided that Consents by Holders that are not withdrawn on or prior to the Expiration Date, as in effect when such Consent was delivered, shall become irrevocable on such Expiration Date notwithstanding any extension of the Expiration Date by the Company. A Consent may not be revoked on or after the Effective Time, unless required by applicable law.

No Letter of Transmittal or Consent. No letter of transmittal or consent need be executed in relation to this Consent Solicitation. The submission of an Electronic Consent Instruction in the name provided in this Consent Solicitation Statement shall constitute written consent to the Proposed Amendments.

Representations, Warranties and Undertakings. By submitting a valid Electronic Consent Instruction in accordance with the requirements of Euroclear or Clearstream, Luxembourg, the Holder is deemed to represent, warrant and undertake that:

(a)	the Holder has received, reviewed, understood and accepted the terms of this Consent Solicitation Statement;

(b)	the 2014 Notes are, at the time of acceptance, and will continue to be, held by it at the relevant clearing system, until the earlier of (i) the completion, termination or withdrawal of this Consent Solicitation, or (ii) in the case of 2014 Notes in respect of which the Consent has been validly revoked, the date on which such Consent is validly revoked;

(c)	the consenting Holder acknowledges that it consents to the Proposed Amendments as described in this Consent Solicitation Statement and all terms and conditions set out in this Consent Solicitation Statement and authorizes, directs and requests the execution and delivery of the Supplemental Indenture by the relevant parties, including the Trustee, subject to the terms of this Consent Solicitation Statement. The consenting Holder acknowledges that the submission of an Electronic Consent Instruction to this effect constitutes the consenting Holder’s written consent to the Proposed Amendments in respect of all of the 2014 Notes in its account in the relevant clearing system;

(d)	the consenting Holder acknowledges that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the consenting Holder and the Consents given by the consenting Holder shall be binding (to the extent applicable in law) upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the consenting Holder and shall not be affected by, and shall survive, the death or incapacity of the consenting Holder;

(e)	the consenting Holder acknowledges that the consenting Holder reviewed the offering restrictions set forth in this Consent Solicitation Statement and that such consenting Holder’s participation in this Consent Solicitation does not conflict with such restrictions;

(f)	no information has been provided to the Holder by the Solicitation Agent, the Information and Tabulation Agent or the Trustee with regard to the tax consequences to Holders arising from the receipt of the Consent Fee, and the Holder acknowledges that the Holder is solely liable for any taxes and similar or related payments imposed on the Holder under the laws of any applicable jurisdiction as a result of its participation in this Consent Solicitation and agrees that the Holder will not and does not have any right of recourse (whether by way of reimbursements, indemnity or otherwise) against the Solicitation Agent, the Information and Tabulation Agent or the Trustee or any other person in respect of such taxes and payments;

(g)	none of us, the Solicitation Agent, the Information and Tabulation Agent or the Trustee has given the Holder any information with respect to the Consent Solicitation save as expressly set out in this Consent Solicitation Statement, nor have any of these parties made any recommendation to it as to whether it should participate in the Consent Solicitation and it has made its own decision with regard to participating in the Consent Solicitation based on any legal, tax or financial advice it has deemed necessary to seek; and

(h)	the Holder has not distributed or forwarded this Consent Solicitation Statement or any other documents or materials relating to the Consent Solicitation to any person(s), and it has complied with all laws and regulations applicable to it for the purposes of its participation in the Consent Solicitation.

If the relevant Holder is unable to give the representations and warranties described above, such Holder should contact the Information and Tabulation Agent.

All Consents will be made on the basis of the terms set out in this Consent Solicitation Statement and, once made in the manner described above, will (subject as mentioned below) be irrevocable and binding on the relevant Holder. Consents may only be made by submission of a valid Electronic Consent Instruction to the relevant clearing system no later than the Expiration Date; provided that Consents by Holders that are not withdrawn on or prior to the Expiration Date, as in effect when such Consent was delivered, shall become irrevocable on such Expiration Date notwithstanding any extension of the Expiration Date by our Company.

The receipt of an Electronic Consent Instruction by the relevant clearing system will be acknowledged in accordance with the standard practices of such clearing system. All questions as to the validity, form and eligibility (including time of receipt) of any Electronic Consent Instruction will be determined solely by our Company. Such determination as to whether or when an Electronic Consent Instruction is received, whether it is duly completed and signed or whether a Consent is validly revoked shall be final and binding.

Consent of Notes in Physical Form. All 2014 Notes are held through Euroclear or Clearstream, Luxembourg, and there are no 2014 Notes held in definitive form. If you believe that you are holding a 2014 Note in definitive form, please contact the Information and Tabulation Agent for the appropriate procedures with regard to consenting with respect to such 2014 Notes.

No Guaranteed Delivery. There are no guaranteed delivery procedures provided by us in connection with this Consent Solicitation. Beneficial owners of 2014 Notes that are held in the name of a custodian must contact such entity sufficiently in advance of the Expiration Date if they wish to deliver Consents.

Each direct participant in Euroclear or Clearstream, Luxembourg by delivering the Consents will be deemed to have given authority to the relevant clearing system to provide details concerning such direct participants identity to the Information and Tabulation Agent.

Consents should not be delivered to us, the Trustee or the Solicitation Agent.

We will resolve all questions as to the validity, form, eligibility (including time of receipt) and acceptance and revocations of Consents, and all such determinations by us, in our sole discretion, will be conclusive and binding. We reserve the right to reject any or all Consents and revocations not validly given or any Consents our acceptance of which could, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects or irregularities in connection with deliveries or to require a cure of such irregularities of any consents or revocations within such time as we determine. None of us, the Solicitation Agent, the Information and Tabulation Agent or the Trustee or any other person shall have any duty to give notification of any such waiver, defects or irregularities with respect to any consent or revocation, nor shall any of such parties incur any liability for failure to give such notification. Delivery of Consents or notices of revocations will be deemed not to have been made until such irregularities have been cured or waived.

Responsibility for Delivery of Electronic Consent Instructions. None of us, the Solicitation Agent, the Information and Tabulation Agent or the Trustee will be responsible for the communication of acceptances and corresponding Electronic Consent Instruction notices by:

•	beneficial owners to the direct participant through which they hold 2014 Notes; or

•	the direct participant to the relevant clearing system.

If you hold your 2014 Notes through a direct participant you should contact that direct participant to discuss the manner in which exchange acceptances and transmission of the corresponding Electronic Consent Instruction and, as the case may be, transfer instructions may be made on your behalf.

In any case, you are responsible for arranging the timely delivery of your Electronic Consent Instruction.

If you consent to the Proposed Amendments through a direct participant you should consult with that direct participant as to whether it will charge any service fees in connection with the participation in this Consent Solicitation.

Each Electronic Consent Instruction shall be governed by and construed in accordance with New York law. By submitting an Electronic Consent Instruction, a Holder irrevocably and unconditionally agrees for the benefit of us, the Solicitation Agent and the Information and Tabulation Agent that the courts of New York are to have jurisdiction to settle any disputes which may arise out of or in connection with this Consent Solicitation or any of the documents referred to above and that, accordingly, any suit, action or proceedings arising out of or in connection with the foregoing may be brought in such courts.

The Solicitation Agent, the Information and Tabulation Agent, the Trustee and their respective advisors referred to herein (and their respective directors, employees or affiliates) have not separately verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Solicitation Agent, the Information and Tabulation Agent, the Trustee or their respective advisors as to the accuracy or completeness of the information contained in this Consent Solicitation Statement or any other information provided by us in connection with this Consent Solicitation. The Solicitation Agent, the Information and Tabulation Agent and their respective advisors are our agents and owe no duty to any Holder.

The information set out in the sections of this Consent Solicitation Statement describing the clearing arrangements is subject to any change or reinterpretation of the rules, regulations and procedures of Euroclear and Clearstream, Luxembourg, in each case as currently in effect. The information in such sections concerning these clearing systems has been obtained from sources that we believe to be reliable, but we takes no responsibility for the accuracy of such information. If you wish to use the facilities of either of the clearing systems you should confirm the continued applicability of the rules, regulations and procedures of the relevant clearing system. We will not be responsible or liable for any aspect of the records relating to book-entry interests held through the facilities of any clearing system or for maintaining, supervising or reviewing any records related to such book-entry interests.

UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER NOTES IN CONNECTION WITH THIS CONSENT SOLICITATION AT ANY TIME.

Beneficial Owners

To deliver a Consent, please take the following actions:

Beneficial Owners. Beneficial owners of 2014 Notes who are not direct participants in Euroclear or Clearstream, Luxembourg must contact their broker, dealer, bank, trust company or other nominee to arrange for their direct participant in Euroclear or Clearstream, Luxembourg, as the case may be, through which they hold Notes to submit a valid Electronic Consent Instruction to the relevant clearing system prior to the deadline specified by the relevant clearing system. The beneficial owners of 2014 Notes that are held in the name of a broker, dealer, bank, trust company or other nominee or custodian should contact such entity sufficiently in advance of the Expiration Date and the deadline specified by the relevant clearing system if they wish to consent in accordance with the normal procedures of the relevant clearing system and the deadlines imposed by such clearing system.

Euroclear and Clearstream, Luxembourg Participants. If you are a Euroclear or Clearstream, Luxembourg Participant holding a position in the 2014 Notes, you must submit an electronic instruction to Euroclear or Clearstream, Luxembourg. To ensure timely receipt of your instructions please check with Euroclear or Clearstream, Luxembourg for clarification as to the processing time and deliver your instructions well before the Expiration Date.

Revocation of Consents

A Holder may revoke its Consent at any time on or before the Expiration Date or prior to the Effective Time, whichever is earlier; provided that Consents by Holders that are not withdrawn on or prior to the Expiration Date, as in effect when such Consent was delivered, shall become irrevocable on such Expiration Date notwithstanding any extension of the Expiration Date by us. Any notice of revocation received on or after the Effective Time will not be effective.

All Consents received prior to the Expiration Date will be counted, unless the Information and Tabulation Agent receives from a Holder (or a subsequent holder which has received a proxy from the relevant Holder) a written notice of revocation at any time prior to the Expiration Date, or a notice of revocation delivered in accordance with the customary procedures of Euroclear and Clearstream, Luxembourg. A Consent received from a Holder will, with respect to the Proposed Amendments, bind that Holder with respect to its 2014 Notes to which such Consent relates and every subsequent holder of such 2014 Notes or portion of such 2014 Notes, even if notation of the Consent is not made on such 2014 Notes.

To be effective, a notice of revocation must be in a format customarily used by Euroclear and Clearstream, Luxembourg.

A revocation of a Consent will be effective only as to the 2014 Notes listed on the notice of revocation and only if such revocation complies with the provisions of this Consent Solicitation Statement. Only a Holder is entitled to revoke a Consent previously given. A beneficial owner of the 2014 Notes must arrange with the Holder to deliver on its behalf a notice of revocation of any Consent already given with respect to such 2014 Notes.

A transfer of 2014 Notes will not have the effect of revoking any Consent validly given before such transfer, and each Consent validly given will be counted notwithstanding any transfer of the 2014 Notes unless the applicable Holder has complied with the procedure for revoking Consents described in this section. If the subsequent transferee is to have revocation rights with respect to the relevant Consent, a duly executed proxy must accompany a transfer of 2014 Notes from the relevant Holder.

A purported notice of revocation that the Information and Tabulation Agent does not receive in a timely fashion and that we do not accept as a valid revocation will not be effective to revoke a Consent previously given.

If the Effective Time has not occurred, Consents by Holders that are not withdrawn on or prior to the Expiration Date, as in effect when such Consent was delivered, shall become irrevocable on such Expiration Date notwithstanding any extension of the Expiration Date by us. As such, extension of the Expiration Date by us will not apply to a Holder for purposes of revoking its Consent if such Consent was already delivered prior to the extension.

A revocation of a Consent may only be rescinded by the delivery of a new Consent in accordance with the procedures set forth in this Consent Solicitation Statement. A Holder who has delivered a revocation may, after such revocation, give Consent at any time prior to the Expiration Date.

We reserve the right to contest the validity of any notice of revocation, and all questions as to the validity (including time of receipt) of any revocation will be determined by us in our sole discretion, which determination will be conclusive and binding. None of us, any of our affiliates, the Solicitation Agent, the Information and Tabulation Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities with respect to any revocation, nor shall any of them incur any liability for failure to give such information.

Solicitation Agent

We have retained Citigroup Global Markets Limited as solicitation agent with respect to this Consent Solicitation. The Solicitation Agent will solicit Consents and will receive a customary fee for such services and reimbursement for reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, incurred in connection with such services. We have agreed to indemnify the Solicitation Agent against certain liabilities and expenses, including liabilities under securities laws, in connection with this Consent Solicitation.

From time to time, the Solicitation Agent may engage in transactions with us, including acting as an underwriter, dealer or agent in the ordinary course of business.

Questions with respect to the terms of this Consent Solicitation should be directed to the Solicitation Agent at its address set forth on the back cover of this Consent Solicitation Statement.

The Solicitation Agent does not assume responsibility for the accuracy or completeness of the information contained in this Consent Solicitation Statement or for any failure to disclose events that may have occurred and may affect the significance or accuracy of such information.

Information and Tabulation Agent

D.F. King Worldwide has been retained by us to act as Information and Tabulation Agent with respect to this Consent Solicitation.

For the services of the Information and Tabulation Agent, we have agreed to pay reasonable and customary fees and to reimburse the Information and Tabulation Agent for its reasonable out-of-pocket expenses in connection with such services.

Requests for assistance in completing and delivering Consent or requests for additional copies of this Consent Solicitation Statement and other related documents should be directed to the Information and Tabulation Agent at its address and telephone number set forth on the back cover page hereof. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning this Consent Solicitation.

EXHIBIT A

FORM OF THE SUPPLEMENTAL INDENTURE

This Exhibit A sets forth the Form of the Supplemental Indenture. On the date on which the Supplemental Indenture is validly executed and delivered, all of the struck through text shall be deleted as shown in the relevant page of the Form of the Supplemental Indenture attached in this Exhibit A.

LDK SOLAR CO., LTD.

and

The entities listed in Schedule I hereto

as Subsidiary Guarantors

and

The Bank of New York Mellon, London Branch

as Trustee and Paying and Transfer Agent

The Bank of New York Mellon (Luxembourg) S.A.

as Registrar

10.00% Senior Notes Due 2014

SECOND SUPPLEMENTAL INDENTURE

dated as of [•], 2012

THIS SECOND SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), is entered into as of [•], 2012, among LDK Solar Co., Ltd., a company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the Subsidiary Guarantors listed in Schedule I hereto collectively (the “Subsidiary Guarantors”), The Bank of New York Mellon, London Branch, as trustee (the “Trustee”) and paying and transfer agent (“Paying and Transfer Agent”) and The Bank of New York Mellon (Luxembourg) S.A. as registrar (“Registrar”).

Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture (as defined below).

RECITALS

WHEREAS, the Company, the Subsidiary Guarantors party thereto and the Trustee entered into the Indenture, dated as of February 28, 2011 (as amended or supplemented to the date hereof, the “Indenture”), relating to the Company’s 10.00% Senior Notes Due 2014 (the “Notes”).

WHEREAS, Section 9.2 of the Indenture provides that the Indenture may be amended with the consent of the Holders of not less than a majority in principal amount of the Outstanding Notes; provided that certain amendments may not be affected without the consent of each Holder of the Notes affected;

WHEREAS, the Company desires and has requested the Trustee to join with it in entering into this Supplemental Indenture for the purpose of amending the Indenture in certain respects as permitted by Section 9.2 of the Indenture;

WHEREAS, the Company has received the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes and has satisfied all other conditions precedent, if any, provided under the Indenture to enable the Company and the Trustee to enter into this Supplemental Indenture, all as certified by an Officers’ Certificate, delivered to the Trustee simultaneously with the execution and delivery of this Supplemental Indenture as contemplated by Section 9.5 of the Indenture; and

WHEREAS, the Company has delivered to the Trustee simultaneously with the execution and delivery of this Supplemental Indenture an Opinion of Counsel relating to this Supplemental Indenture as contemplated by Section 9.5 of the Indenture;

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants contained herein and for other good and valuable consideration, each party hereby agrees, for the benefit of the others and for the equal and rateable benefit of the Holders of the Notes, as follows (amended texts of the Indenture are shown in quotation marks below, with deletions shown in ~~strikethrough~~):

ARTICLE I

AMENDMENTS TO THE INDENTURE

Section 1.1 Amendment to certain defined terms in Section 1.1 of the Indenture. The following defined terms contained in Clause 1.1 of the Indenture are hereby deleted in their entirety and replaced as follows:

““Change of Control” means the occurrence of one or more of the following:

~~(1) the Permitted Holders beneficially own, directly or indirectly, in the aggregate less than 35% of the Voting Stock of the Company (including a Successor Company, if applicable);~~

~~(2)~~(1) any Person or Group is or becomes the “beneficial owner,” directly or indirectly, of total voting power of the Voting Stock of the Company (including a Successor Company, if applicable) greater than such total voting power held beneficially by the Permitted Holders;

~~(3)~~ (2) the Company consolidates with, or merges with or into, another Person, or the Company sells, conveys, assigns, transfers, leases or otherwise disposes of all or substantially all of the assets of the Company, determined on a consolidated basis, to any Person;

~~(4)~~(3) individuals who on the Issue Date constituted the board of directors of the Company, together with any new directors whose election by the board of directors was approved by a vote of at least two-thirds of the directors then still in office who were either directors or whose election was previously so approved, cease for any reason to constitute a majority of the board of directors of the Company then in office; or

~~(5)~~(4)the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company, whether or not otherwise in compliance with the provisions of this Indenture.”

““Permitted Investments” means:

(1)	any Investment or a series of Investments pursuant to a Staged Acquisition Agreement in any Person that is, or that results in any Person becoming, immediately after such Investment or Investments, a Restricted Subsidiary that is primarily engaged in a Permitted Business or constituting a merger or consolidation of such Person into the Company or with or into a Restricted Subsidiary that is primarily engaged in a Permitted Business;

(2)	Investments by any Restricted Subsidiary in the Company;

(3)	Investments in cash and Cash Equivalents;

(4)	any extension, modification or renewal of any Investments existing as of the Issue Date (but not Investments involving additional advances, contributions or other investments of cash or property or other increases thereof, other than as a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms of such Investment as of the Issue Date);

(5)	Investments permitted pursuant to Section 3.17(b)(ii) or 3.17(b)(v);

(6)	Investments received as a result of the bankruptcy or reorganization of any Person or taken in settlement of or other resolution of claims or disputes, and, in each case, extensions, modifications and renewals thereof;

(7)	Investments made by the Company or its Restricted Subsidiaries as a result of non-cash consideration permitted to be received in connection with an Asset Sale made in compliance with Section 3.11;

(8)	Investments in the form of Hedging Obligations permitted under Section 3.8(b)(iv);

(9)	receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable and dischargeable in accordance with customary trade terms;

(10)	pledges or deposits (a) with respect to leases or utilities provided to third parties in the ordinary course of business or (b) otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under Section 3.15;

(11)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with U.S. GAAP;

(12)	deposits made in order to comply with statutory or regulatory obligations to maintain deposits for workers compensation claims and other purposes specified by statute or regulation from time to time in the ordinary course of business; ~~and~~

(13)	advances to contractors and suppliers for the acquisition of assets or consumables or services in the ordinary course of business that are recorded as deposits or prepaid expenses on the Company’s consolidated balance sheet~~.~~;

(14)	Investments (a) equal to the Fair Market Value of the Capital Stock of any Person (a “Disposed Restricted Subsidiary”) held by any Restricted Subsidiary (a “Former Holding Company”) immediately following a sale or disposition of Capital Stock which results in such Disposed Restricted Subsidiary ceasing to be a Restricted Subsidiary, or (b) in the form of Guarantees by a Restricted Subsidiary of Indebtedness of any Disposed Restricted Subsidiary that was a Restricted Subsidiary at the time the Indebtedness guaranteed was Incurred (including any Refinancing Indebtedness), which Guarantees are Incurred in connection with the sale or disposition of Capital Stock or assets of such Disposed Restricted Subsidiary, provided that the sale or disposition of Capital Stock or assets of the Disposed Restricted Subsidiary was conducted in accordance with Section 3.11 either (i) in consideration for the release of the Company or any Restricted Subsidiary from liabilities associated with a portion or all of the Indebtedness of such Disposed Restricted Subsidiary and/or its Former Holding Company or (ii) the Net Cash Proceeds of the sale of Capital Stock or assets of the Disposed Restricted Subsidiary is used to repay, redeem or repurchase a portion or all of the Indebtedness of such Disposed Restricted Subsidiary and/or its Former Holding Company, and in either case, the Guarantees by any Restricted Subsidiary Incurred under this clause (14) are in respect of the remaining Indebtedness of such Disposed Restricted Subsidiary that was not released, repaid, redeemed or repurchased; and

(15)	any purchase, redemption, acquisition or retirement for value of series A redeemable convertible preferred shares of LDK Silicon & Chemical issued pursuant to Section 3.8(b)(xiii) from the proceeds of Refinancing Indebtedness Incurred for such purpose under Section 3.8(b)(viii).”

““Polysilicon Subscription Agreement” means the subscription agreement dated December 30, 2010, as such instrument may be amended from time to time, by and among the Polysilicon Investors, each member of the Polysilicon Group, the Company, Jiangxi LDK Solar High-Tech Co., Ltd. and Mr. Xiaofeng Peng, provided that any such amendment shall not (1) accelerate any date on which such series A redeemable convertible preferred shares mature or are mandatorily redeemable or are redeemable at the sole option of the holder thereof or (2) increase the amount (calculated as the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price) of such series A redeemable convertible preferred shares.”

Section 1.2 Additional defined terms under Section 1.1 of the Indenture. The following defined terms are hereby added to Section 1.1 of the Indenture:

““Production Financing Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary Incurred to finance raw materials, utilities, labor and operating expenses in connection with (1) polysilicon production, (2) solar wafer production, (3) cell production, (4) module production or (5) EPC services and solar farm projects; provided, that the aggregate principal amount of Production Financing Indebtedness Incurred and at any time outstanding under Section 3.8(b)(xix) shall not exceed US$85 million, with respect to polysilicon production, US$95 million, with respect to solar wafer production, US$30 million, with respect to solar cell production, US$90 million, with respect to solar module production, and US$50 million, with respect to EPC services and solar farm projects.”

““Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the U.S. Securities and Exchange Commission as in effect on the date of the second Supplemental Indenture.”

Section 1.3 Amendment to Section 3.8(b) of the Indenture. Section 3.8(b) of the Indenture is hereby deleted in its entirety and replaced as follows:

“(b) Notwithstanding clause (a) above, the Company and, to the extent provided below, any of its Restricted Subsidiaries, as applicable, may Incur each and all of the following Indebtedness (“Permitted Indebtedness”):

(i)	Indebtedness in respect of the Notes (excluding Additional Notes) and each Subsidiary Guarantee;

(ii)	Guarantees by the Company or any Subsidiary Guarantor of the Indebtedness of the Company or any Restricted Subsidiary permitted under this Indenture; provided, that if any such Guarantee is of Subordinated Indebtedness, then the Subsidiary Guarantee of such Subsidiary Guarantor will be senior to such Subsidiary Guarantor’s Guarantee of such Subordinated Indebtedness;

(iii)	other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date other than Indebtedness otherwise specified under any of the other clauses of this definition of Permitted Indebtedness, provided that such Indebtedness of Restricted Subsidiaries shall be included in the calculation of Permitted Subsidiary Indebtedness;

(iv)	Hedging Obligations entered into by the Company and its Restricted Subsidiaries in the ordinary course of business and not for speculative purposes;

(v)	intercompany Indebtedness or Preferred Stock between the Company and any Restricted Subsidiary or between any Restricted Subsidiaries; provided that: (A) if the Company or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full of all obligations under the Notes and this Indenture, in the case of the Company, or such Subsidiary Guarantor’s Subsidiary Guarantee, in the case of any such Subsidiary Guarantor, provided further, however, that in connection with the on-lending to LDK Solar USA, Inc. of the loan from a commercial bank to the Company for the acquisition of Capital Stock of Solar Power Inc., such Indebtedness of LDK Solar USA, Inc. comprising the shareholder loan owed to the Company as a result of such on-lending shall not be so subordinated; (B) in the event that at any time any such Indebtedness ceases to be held by the Company or a Restricted Subsidiary, such Indebtedness will be deemed to be Incurred and not permitted by this clause (v) at the time such event occurs, and (C) if such Indebtedness is owed to the Company or any Subsidiary Guarantor, such Indebtedness must be evidenced by an unsubordinated promissory note or similar instrument under applicable law;

(vi)	Indebtedness of the Company or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (including daylight overdrafts paid in full by the close of business on the day such overdraft was Incurred) drawn against insufficient funds in the ordinary course of business; provided, that such Indebtedness is extinguished within five business days of Incurrence;

(vii)	Indebtedness of the Company or any of its Restricted Subsidiaries constituting payment or reimbursement obligations with respect to workers’ compensation claims, self-insurance obligations or similar requirements in the ordinary course of business;

(viii)	Refinancing Indebtedness in respect of: (A) Indebtedness (other than Indebtedness owed to the Company or any Subsidiary of the Company) Incurred pursuant to clause (a) above (it being understood that no Indebtedness outstanding on the Issue Date is Incurred pursuant to such clause (a) above), or (B) Indebtedness Incurred pursuant to clause (i), (ii), ~~or~~ (iii) ~~above~~ or (xiii) (excluding Indebtedness outstanding on the Issue Date deemed to be incurred under clause (xi) below or Indebtedness owed to the Company or a Subsidiary of the Company);

(ix)	Capitalized Lease Obligations and Purchase Money Indebtedness of the Company or any Restricted Subsidiary; provided, however, that on the date of the Incurrence of any Indebtedness permitted by this clause (ix) and after giving effect thereto, the aggregate principal amount outstanding of all such Indebtedness permitted by this clause (ix) (together with Refinancings thereof) does not exceed an amount equal to ~~10% of Total Assets~~US$780 million (or the Dollar Equivalent thereof);

(x)	Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligation of the Company or any Restricted Subsidiary pursuant to such agreements, in each case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Company, other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of such Indebtedness shall at no time exceed the gross proceeds actually received from the sale of such business, assets or Restricted Subsidiary;

(xi)	Indebtedness of the Company or any Restricted Subsidiary with a maturity of one year or less used by the Company or any Restricted Subsidiary for working capital purposes; provided that the aggregate amount of Indebtedness permitted by this clause (xi) at any time outstanding does not exceed US$~~75~~125 million (or the Dollar Equivalent thereof);

(xii)	Indebtedness of the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit or trade guarantees issued in the ordinary course of business to the extent that such letters of credit or trade guarantees are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the 30 days following receipt by the Company or such Restricted Subsidiary of a demand for reimbursement;

(xiii)	the Company may upon receipt of payment therefor cause to be issued 240,000,000 series A redeemable convertible preferred shares of LDK Silicon & Chemical in accordance with the Polysilicon Subscription Agreement or, in the event that the issuance and sale of such preferred shares to the Polysilicon Investors are not consummated, may cause to be issued upon receipt of payment therefor, up to 240,000,000 Series A redeemable convertible preferred shares of LDK Silicon & Chemical on terms that are no more adverse to the Company than those provided in Polysilicon Subscription Agreement;

(xiv)	Guarantees by any Restricted Subsidiary of Indebtedness of another Restricted Subsidiary that was permitted to be Incurred under clause (iv), (ix) or (xi) above;

(xv)	Indebtedness of the Company or any Restricted Subsidiary constituting an obligation to pay the deferred purchase price of Capital Stock in a Restricted Subsidiary or a Person that will become a Restricted Subsidiary upon the full payment of all such deferred purchase price pursuant to a Staged Acquisition Agreement, to the extent that such deferred purchase price is paid within 12 months after the date the Company or such Restricted Subsidiary enters into such Staged Acquisition Agreement; ~~and~~

(xvi)	Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount which does not to exceed US$10 million (or the Dollar Equivalent thereof) at any one time outstanding.;

(xvii)	the Company may, upon receipt of payment therefor, cause LDK Silicon & Chemical or its Subsidiary to issue up to US$200 million (calculated as the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price) series B redeemable convertible preferred shares ; provided, that the series B redeemable convertible preferred shares are issued in exchange for, or that the net cash proceeds of such Incurrence are used solely to pay for, amounts recorded as accounts payable owed to vendors or suppliers by the Company’s Restricted Subsidiaries organized under the laws of the PRC; and provided further that the series B redeemable convertible preferred shares are not Disqualified Capital Stock;

(xviii)	Guarantees by any Restricted Subsidiary of amounts that remain owed by a Disposed Restricted Subsidiary that was a Restricted Subsidiary at the time the Indebtedness guaranteed was Incurred (including any Refinancing Indebtedness), provided such Guarantees are Incurred in the manner described in clause (14) of the definition of “Permitted Investments; and

(xix)	Production Financing Indebtedness of the Company or any Restricted Subsidiary; provided that the aggregate principal amount of Indebtedness permitted by this clause (xix) at any time outstanding does not exceed US$350 million (or the Dollar Equivalent thereof) and provided further that the aggregate principal amount of such Indebtedness permitted by this clause (xix) outstanding (A) on or prior to December 31, 2012 shall not exceed US$100 million, (B) on January 1, 2013 and on or prior to March 31, 2013 shall not exceed US$200 million, and (C) on April 1, 2013 and on or prior to June 30, 2013 shall not exceed US$300 million.”

Section 1.4 Amendment to Section 3.9(b) of the Indenture. Section 3.9(b) of the Indenture is hereby deleted in its entirety and replaced as follows:

“(b)	The foregoing provisions shall not be violated by reason of:

(i)	the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration pursuant to Section 3.9(a);

(ii)	if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company,

(A)	in exchange for Qualified Capital Stock of the Company; or

(B)	through the application of the Net Cash Proceeds received by the Company from a substantially concurrent sale of Qualified Capital Stock of the Company or a contribution to the equity capital of the Company not representing an interest in Disqualified Capital Stock, in each case not received from a Subsidiary of the Company;

provided, that the value of any such Qualified Capital Stock issued in exchange for such acquired Capital Stock and any such Net Cash Proceeds will be excluded from Section 3.9(a)(iv)(C)(2) (and were not included therein at any time);

(iii)	if no Default or Event of Default shall have occurred and be continuing, the voluntary prepayment, purchase, defeasance, redemption or other acquisition or retirement for value of any Subordinated Indebtedness solely in exchange for, or through the application of Net Cash Proceeds of a substantially concurrent sale, other than to a Subsidiary of the Company, of:

(A)    Qualified Capital Stock of the Company or

(B)    Refinancing Indebtedness for such Subordinated Indebtedness;

provided, that the value of any Qualified Capital Stock issued in exchange for Subordinated Indebtedness and any Net Cash Proceeds referred to above will be excluded from Section 3.9(a)(iv)(C)(2) (and were not included therein at any time);

(iv)	if no Default or Event of Default shall have occurred and be continuing, repurchases by the Company of Common Stock of the Company or options, warrants or other securities exercisable or convertible into Common Stock of the Company from employees or directors of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment or directorship of the employees or directors, in an amount not to exceed US$2 million (or the Dollar Equivalent thereof) in any calendar year and US$6 million (or the Dollar Equivalent thereof) in the aggregate~~.~~;

(v)	the payment of any dividend or distribution declared, paid or made by a Restricted Subsidiary payable, on a pro rata basis or on a basis more favorable to the Company, to all holders of any class of Capital Stock of such Restricted Subsidiary, a majority of which is held, directly or indirectly through Restricted Subsidiaries, by the Company;

(vi)	the payment by Solar Green Technology S.p.A. to LDK Solar Europe Holding S.A. and Angelo Prete and Giuseppe Truglio of any dividend declared by it on a 70%-30% basis, respectively, despite their respective legal ownership of 90% and 10% therein, respectively; ~~and~~

(vii)	any dividend or other distributions on, and any mandatory redemption by the Company of, the Series A redeemable convertible preferred shares of LDK Silicon & Chemical held by the Polysilicon Investors pursuant to the Polysilicon Subscription Agreement provided that LDK Silicon & Chemical and all other Subsidiaries within the Polysilicon Group are Restricted Subsidiaries at the time of such redemption~~.;~~ and

(viii)	any dividend or other distributions on the series B redeemable convertible preferred shares issued pursuant to Section 3.8(b)(xvii); provided that LDK Silicon & Chemical and all other Subsidiaries within the Polysilicon Group are Restricted Subsidiaries at the time of such payment.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date, amounts expended pursuant to clauses (i), (v) and (vi) (in each such case, without duplication for the declaration of the relevant dividend), (iv), ~~and~~ (vii) and (viii) (to the extent the cumulative total of all such payments pursuant to (vii) and (viii) exceeds US$~~240~~440 million (or the Dollar Equivalent thereof)) will be included in such calculation and amounts expended pursuant to clauses (ii), (iii), ~~and~~ (vii) and (viii) (to the extent the cumulative total of such payments equals or is less than US$~~240~~440 million (or the Dollar Equivalent thereof)) above will not be included in such calculation.”

Section 1.5 Amendment to Section 3.11(a) of the Indenture. Section 3.11(a) of the Indenture is hereby deleted in its entirety and replaced as follows:

“Section 3.11. Limitation on Asset Sales. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(i)	the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of;

(ii)	at least 75% of the consideration received for the assets sold by the Company or the Restricted Subsidiary, as the case may be, the Asset Sale will be in the form of cash or Cash Equivalents received at the time of such Asset Sale. For purposes of this Section 3.11, the following will be deemed to be cash:

(A) any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assumption, assignment, novation or similar agreement that releases the Company or such Restricted Subsidiary from further liability; and

(B)	any securities, notes or other obligations received by the Company or any Restricted Subsidiary from such transferee that are promptly, but in any event within 30 days of closing, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

(iii)	no Default or Event of Default shall have occurred and be continuing or would occur as a result of such Asset Sale.~~; and~~

~~(iv)~~	~~in the case of an Asset Sale that constitutes an Asset Disposition, the Company could Incur at least US$1.00 of additional Indebtedness pursuant to Section 3.8(a) after giving pro forma effect to such Asset Disposition.”~~

Section 1.6 Amendment to Section 3.14(b) of the Indenture. Section 3.14(b) of the Indenture is hereby deleted in its entirety and replaced as follows:

“(b) Clause (a) will not apply to encumbrances or restrictions existing under or by reason of:

(i)	applicable law, rule, regulation or order;

(ii)	this Indenture, the Notes, the Subsidiary Guarantees or any Pari Passu Subsidiary Guarantee of any Subsidiary Guarantor and any amendments, restatements, renewals, replacements or refinancings thereof; provided that any amendment, restatement, renewal, replacement or refinancing is not materially more restrictive with respect to such encumbrances or restrictions than those in existence on the Issue Date;

(iii)	any restrictions imposed on the payment of dividends or other distributions on ordinary shares of LDK Silicon & Chemical in connection with the issuance and sale of the Series A redeemable convertible preferred shares of LDK Silicon & Chemical contemplated by the Polysilicon Subscription Agreement;

(iv)	customary non-assignment provisions of any contract and customary provisions restricting assignment or subletting in any lease governing a leasehold interest of any Restricted Subsidiary, or any customary restriction on the ability of a Restricted Subsidiary to dividend, distribute or otherwise transfer any asset which secures Indebtedness secured by a Lien, in each case permitted to be Incurred under this Indenture;

(v)	any instrument governing Acquired Indebtedness not Incurred in connection with, or in anticipation or contemplation of, the relevant acquisition merger or consolidation, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(vi)	restrictions with respect to a Restricted Subsidiary of the Company imposed pursuant to a binding agreement which has been entered into for the sale or disposition of Capital Stock or assets of such Restricted Subsidiary; provided, that such restrictions apply solely to the Capital Stock or assets of such Restricted Subsidiary being sold;

(vii)	customary restrictions imposed on the transfer of copyrighted or patented materials; or

(viii)	an agreement governing Indebtedness Incurred to Refinance the Indebtedness issued, assumed or Incurred or any extension or renewal thereof pursuant to an agreement referred to in clause (v) above; provided, that such Refinancing agreement or extension or renewal thereof, taken as a whole, is not materially more restrictive with respect to such encumbrances or restrictions than those contained in the agreement referred to in such clause (v)~~.~~; or

(ix)	any restrictions imposed on the payment of dividends or other distributions on the Common Stock of LDK Silicon & Chemical or its Subsidiary in connection with the issuance of the series B redeemable convertible preferred shares pursuant to Section 3.8(b)(xvii).”

Section 1.7 Amendment to Section 6.1(a) of the Indenture. Section 6.1(a) of the Indenture is hereby deleted in its entirety and replaced as follows:

“Section 6.1. Events of Default. (a) Each of the following is an “Event of Default”:

(1)	default in the payment when due of the principal of or premium, if any, on any Notes, including the failure to make a required payment to purchase Notes tendered pursuant to an optional redemption, Change of Control Offer or an Asset Sale Offer;

(2)	default for 30 days or more in the payment when due of interest or Additional Amounts on any Notes;

(3)	(i) the failure to perform or comply with any of the provisions of (x) Section 3.15 and (y) Section 4.1, or (ii) the failure by the Company to make or consummate an Asset Sale Offer or a Change of Control Offer in the manner described under Section 3.11 or Section 3.25, respectively;

(4)	the failure by the Company or any Restricted Subsidiary to comply with any other covenant or agreement contained in this Indenture or in the Notes for 30 days or more after written notice to the Company from the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes;

(5)	default by the Company or any ~~Restricted~~Significant Subsidiary under any Indebtedness which:

(i)	is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of any applicable grace period provided in such Indebtedness on the date of such default; or

(ii)	results in the acceleration of such Indebtedness prior to its Stated Maturity;

and the principal or accreted amount of Indebtedness covered by (i) or (ii) at the relevant time, aggregates US$10 million (or the Dollar Equivalent thereof) or more.

(6)	failure by the Company or any of its ~~Restricted~~Significant Subsidiaries to pay one or more final judgments against any of them which are not covered by adequate insurance by a solvent insurer of national or international reputation which has acknowledged its obligations in writing, aggregating US$10 million (or the Dollar Equivalent thereof) or more, which judgment(s) are not paid, discharged or stayed for a period of 60 days or more;

(7)	an involuntary case or other proceeding is commenced against the Company or any Restricted Subsidiary with respect to it or its debts under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Restricted Subsidiary or for any substantial part of the property and assets of the Company or any Restricted Subsidiary and such involuntary case or other proceeding remains undismissed and unstayed for a period of 60 consecutive days; or an order for relief is entered against the Company or any Restricted Subsidiary under any applicable bankruptcy, insolvency or other similar law as now or hereafter in effect;

(8)	the Company or any ~~Restricted~~Significant Subsidiary (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any ~~Restricted~~Significant Subsidiary or for all or substantially all of the property and assets of the Company or any ~~Restricted~~Significant Subsidiary or (iii) effects any general assignment for the benefit of creditors; or

(9)	except as permitted by this Indenture, any Subsidiary Guarantee is held to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, denies or disaffirms such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee.”

ARTICLE II

MISCELLANEOUS PROVISIONS

Section 2.1 This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Section 2.2 This Supplemental Indenture may be signed in various counterparts which together will constitute one and the same instrument.

Section 2.3 This Supplemental Indenture is an amendment supplemental to the Indenture and the Indenture and this Supplemental Indenture will henceforth be read together. Except as amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound by the Indenture as amended hereby.

Section 2.4 The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein all of which are made solely by the Company and the Subsidiary Guarantors.

Section 2.5 Notwithstanding anything contained herein, nothing in this Supplemental Indenture shall relieve the Company, the Subsidiary Guarantors or the Trustee of any of their obligations under the Indenture, as amended and supplemented by this Supplemental Indenture, and the Notes.

Section 2.6 In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.7 The provisions of Article I of this Supplemental Indenture shall be effective upon execution, and shall not become operative until the time the Company pays the Holders who delivered consents to the amendment set forth in this Supplemental Indenture, pursuant to and in accordance with the terms and conditions set forth in the Consent Solicitation Statement issued by the Company, dated as of December 14, 2012.

[The remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

LDK SOLAR CO., LTD.

By:
Name: Xiaofeng Peng
Title: Chairman

LDK SOLAR TECH USA, INC. as Subsidiary Guarantor

By:
Name: Xiaofeng Peng Title: Director

LDK SOLAR SPAIN, S.L. as Subsidiary Guarantor

By:
Name: Stuart Brannigan Title: Director

LDK PV TECH (HONG KONG) CO., LIMITED as Subsidiary Guarantor

By:
Name: Xiaofeng Peng Title: Director

LDK SOLAR USA, INC. as Subsidiary Guarantor

By:
Name: Xiaofeng Peng Title: Director

LDK SOLAR INTERNATIONAL COMPANY LIMITED as Subsidiary Guarantor

By:
Name: Xiaofeng Peng Title: Director

[SIGNATURE PAGE – SUPPLEMENTAL INDENTURE]

LDK SOLAR EUROPE HOLDINGS S.A. as Subsidiary Guarantor

By:
Name: Xiaofeng Peng Title: Director

LDK SOLAR ITALIA S.R.L. as Subsidiary Guarantor

By:
Name: Mario Zen Title: Director

LDK TRADING SERVICE GERMANY GMBH as Subsidiary Guarantor

By:
Name: Stuart Brannigan Title: Director

LDK SOLAR HI-TECH (HONG KONG) CO., LIMITED as Subsidiary Guarantor

By:
Name: Xiaofeng Peng Title: Director

THE BANK OF NEW YORK MELLON, LONDON BRANCH as Trustee and Paying and Transfer Agent

By:
Name: Title:

[SIGNATURE PAGE – SUPPLEMENTAL INDENTURE]

THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A. as Registrar

By:
Name: Title:

[SIGNATURE PAGE – SUPPLEMENTAL INDENTURE]

SCHEDULE I

LIST OF SUBSIDIARY GUARANTORS

1.	LDK Solar USA, Inc.
2.	LDK Solar International Company Limited
3.	LDK Solar Europe Holding S.A.
4.	LDK Solar Italia S.R.L.
5.	LDK Trading Service Germany GmbH
6.	LDK Solar Hi-Tech (Hong Kong) Co., Limited
7.	LDK Solar Tech USA, Inc.
8.	LDK Solar Spain, S.L.
9.	LDK PV Tech (Hong Kong) Co., Limited

Any requests for assistance or additional copies of this Consent Solicitation Statement may be directed to the Information and Tabulation Agent at the telephone number and location listed below.

The Information and Tabulation Agent is:

D.F. King Worldwide

e-mail: ldk@dfking.com

in New York	in London

48 Wall Street, 22nd Floor New York, New York 10005 +1 (212) 269-5550 (800) 549-6746 (toll free)	Citypoint, 11th Floor 1 Ropemaker Street London, EC2Y 9AW +44 20 7920 9700

Any question concerning the terms of the Consent Solicitation may be directed to the Solicitation Agent.

The Solicitation Agent for this Consent Solicitation is:

Citigroup Global Markets Limited

50F Citibank Tower

Citibank Plaza

3 Garden Road

Central

Hong Kong

Attention: Debt Syndicate Desk

Tel: +852 2501 2552